Bank Austria
Creditanstalt

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Vienna, 5 August 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley   Ursula Künstler

dlw 8/18

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 June 2004

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	H1 2004	2003	Change
Share price at end of period	€ 48.20	€ 40.50	+ 19.0%
High/low (intraday)	€ 50.40/€ 40.81	€ 40.79/€ 26.80	
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange	178,000 shares	293,000 shares	
Earnings per share in accordance with IAS (annualised)	€ 3.85	€ 3.40	+ 13.2%
Price/earnings ratio (end of period)	12.5	11.9	
Total shareholder return (2003 against offering price, excl. dividend)	21.5 %	39.7 %	
Market capitalisation (end of period)	€ 7.1 bn	€ 6.0 bn	+ 19.0%

Income statement figures (in € m)	H1 2004	H1 2003	Change
Net interest income after losses on loans and advances	965	830	+ 16.4%
Net fee and commission income	615	543	+ 13.3%
Net trading result	86	187	– 54.1%
General administrative expenses	–1,215	–1,240	– 2.0%
Operating profit	439	315	+ 39.2%
Net income before taxes	412	301	+ 36.8%
Consolidated net income	283	202	+ 39.9%

Balance sheet figures (in € m)	30 June 2004	31 Dec. 2003	Change
Total assets	138,960	137,053	+ 1.4%
Loans and advances to customers after loan loss provisions	75,471	72,541	+ 4.0%
Primary funds	79,036	76,642	+ 3.1%
Shareholders' equity	6,133	5,815	+ 5.5%

Key performance indicators (in %)	H1 2004	2003
Return on equity after taxes (ROE)	9.4	8.7
Cash ROE (ROE after taxes before amortisation of goodwill)	12.7	12.4
Return on assets (ROA)	0.41	0.31
CEE contribution to net income before taxes	41.0	23.3
Cost/income ratio	65.0	69.9
Net interest income/avg. risk-weighted assets	3.54	3.28
Risk/earnings ratio	18.3	21.5
Credit risk charge/avg. risk-weighted assets	0.65	0.70
Total capital ratio (end of period)	12.8	13.1
Tier 1 capital ratio (end of period)	7.6	7.8

Staff	30 June 2004	30 June 2003	Change
Bank Austria Creditanstalt (full-time equivalent)	29,429	31,170	– 5.6%
Austria (BA-CA AG and its subsidiaries that support its core banking business)	11,067	11,687	– 5.3%
CEE and other subsidiaries	18,362	19,483	– 5.8%
of which: Poland	9,703	11,737	– 17.3%

Offices	30 June 2004	30 June 2003	Change
Bank Austria Creditanstalt	1,316	1,299	+ 1.3%
Austria	406	429	– 5.4%
CEE countries and rest of world	910	870	+ 4.6%
of which: Poland	471	538	– 12.5%



To Our Shareholders, Customers and Business Partners

Ladies and Gentlemen,

Even if some observers do not yet seem fully convinced, the global economic upswing is becoming more broadly-based and is also making itself felt in the euro area with some delay. We are particularly pleased to see that the impetus EU enlargement has given to Central and Eastern Europe as a whole is stronger than expected.

Bank Austria Creditanstalt continued to expand in the second quarter of 2004 and significantly improved its results through revenue growth. Consolidated net income for the first six months of 2004 was € 283 m, some 40 % higher than a year ago. Revenues and costs of the Austrian business segments improved slightly. The Central and Eastern Europe (CEE) segment performed particularly well, contributing 41 % to overall net income before taxes of € 412 m for the first half of 2004.

Expansion will be the key word in the second half of 2004. In most CEE countries, the past years were characterised by integration and the unlocking of synergies resulting from mergers. This process has by and large been completed. With a leaner structure we have launched market initiatives in local retail banking and in corporate customer business across the region. In CEE, by promoting organic growth, we aim to win over 500,000 new customers by the end of 2005 and open about 200 new branches by 2007.

In Austria, the new approach to customer business is bearing fruit: in some areas, including private financing, we have succeeded in boosting business volume. Flexible sales channels have made strong contributions to this development. The market is characterised by crowding-out competition, we again and again reach the limits with respect to volume and margins. Therefore we have set up several key projects with a view to enhancing the efficiency of front-office and back-office activities. We aim to achieve a balanced development in CEE and Austria, and this requires equal conditions for flexible business management. There cannot be any divergent approaches in a single market, competitors fully use the advantages offered by different business locations.

In the most recent survey conducted by Euromoney, the British financial magazine, Bank Austria Creditanstalt was named "Best Bank in CEE" for the fifth time in succession and "Best Bank in Austria" for the twelfth time in succession. Bank Austria Creditanstalt also gave a very strong performance in its first year on the stock market with a 67 % increase in the BA-CA share price. Both facts confirm our competence in day-to-day business while also illustrating the expectations placed in our bank by the market.

We continue to be cautiously optimistic for the second half of 2004. The market initiatives in Austria and CEE lead to a sustained improvement in our earning power. And the results we are presenting demonstrate that we are on track towards meeting our targets for the year as a whole.

I wish you a pleasant summer and a successful second half-year!

Yours sincerely,



Erich Hampel

Performance of the BA-CA Share

The Bank Austria Creditanstalt share (BA-CA share) has further strengthened its position as reflected in the views of investors and analysts in recent months. At the beginning of the second quarter of 2004, the share price reached a new high of € 50.40 (intraday high on 13 April). The gain in the early part of the year was temporarily reversed in the first half of May when the benchmark index of European bank shares (DJ Euro-Stoxx/Banks) fell sharply during the financial reporting season (publication by banks of their annual results for 2003). However, the price of BA-CA shares soon offset this decline, moving at around € 48 in June with small fluctuations. In July, it disengaged from the partly unfavourable industry trend: on 20 July, just over one year after the initial public offering, the closing price of BA-CA shares reached a high of € 50.00. At the date of the editorial close of this interim report, the share price was € 49.20, corresponding to a market capitalisation of € 7.23 bn.

As at 8 July 2004, the BA-CA share's "first birthday", investors holding BA-CA shares since the IPO was launched benefited from a share price gain of two-thirds. The performance of Bank Austria Creditanstalt's shares compares very favourably with the banking industry's benchmark index, the Dow Jones EuroStoxx/ Banks index (+ 10 %), and with the Austrian stock market index ATX (+ 51 %). After the hesitant start in summer 2003 – in an environment characterised by scepticism with regard to initial public offerings – the BA-CA share increasingly attracted the interest of analysts in the subsequent months. A strong impetus came from good quarterly results confirming the investor story. Today, 13 investment banks cover the Bank Austria Creditanstalt share.

Performance of Bank Austria Creditanstalt shares compared with the ATX and the bank index/euro area



50
45
40
35
30
25
Offering price € 29 = index base
July Aug. Sept. Oct. Nov. Dec. Jan. Feb. March April May June July
2003
2004
BA-CA
ATX
European bank shares (DJ EuroStoxx/Banks)

Since trading in BA-CA shares started on the Vienna Stock Exchange, we have carried out three international roadshows, presentations at various specialist conferences, several conference calls and a large number of one-on-ones with analysts and investors, in addition to routine work performed by the bank's Investor Relations team. All the relevant information is available on the Investor Relations website. Apart from the roadshows, which take place regularly in major financial centres in Europe and the US, a highlight was the first Investors' Day organised by Bank Austria Creditanstalt in Vienna on 7 May 2004. On that occasion, we confirmed the bank's targets for 2006 and its strategy: continued strict cost management, a reduction of the net charge for losses on loans and advances, further expansion in CEE, earnings enhancement in Austria, and improved capital allocation according to the profitability and prospects of business segments.

http://ir.ba-ca.com

At the Annual General Meeting held on 19 May 2004, a resolution was passed to pay a dividend of € 1.02 as proposed by the Managing Board. The dividend was credited to shareholders' accounts on 28 May. The dividend payout totalled about € 150 million. For the first half of 2004, earnings per share on an annualised basis were € 3.85. This figure is over 8 % higher than in the previous year, although the number of shares rose by almost 29 % as a result of the capital increase.

Economic Environment and Market Situation in the First Half of 2004

In the second quarter of 2004, the global economic upswing proved robust and self-supporting. Via trade links, it recently started to be felt in Europe, too. In line with the cyclical pattern, growth in foreign trade is increasingly stimulating capital investment and, more gradually, the other components of domestic demand. This development is already discernible in our core markets: although, compared with 2003, GDP growth in Austria in the early part of the year was lower than in the euro area (one of the reasons being the more favourable environment a year before), the growth rate seems to have reached 1.5 % in the second quarter. A major contribution came from industrial output, stimulated by dynamic export demand and investments by companies which mainly aimed at enhancing productivity. In Central and Eastern Europe (CEE), where economic growth accelerated strongly in the first quarter, GDP grew at rates between 4 % and 4.5 %, almost returning to the sustainable growth potential. Following a peak in the first quarter (see chart), the Polish economy grew at a disproportionately high rate; similar trends were seen in Slovakia and Hungary, and also in Bulgaria and Romania. Quite generally, capital investment and exports are the mainstays of growth, while private consumption is dampened in many countries by increases in indirect taxes and by price rises.

Economic upswing increasingly robust and broadly-based

The global economic upswing did not become manifest until the final part of the first half-year and was only "acknowledged" at the end of June, when the US Federal Reserve raised key interest rates by 1/4 of a percentage point. In the meantime, financial markets had questioned the existence of an upswing. The consequence was an almost unprecedented volatility in interest rate expectations, with extreme movements in futures at the short and long ends. A major factor causing uncertainty was the oil price. In response to fears of terrorism (risk premium for feared terrorist attacks) and expectations of strong demand from Asia, the oil price rose to USD 40 per barrel (Brent) in May, which had an impact on inflation rates. In an overreaction, US interest rates rose strongly (from 3.70 % in April to just under 4.90 % in June, 10-year), also pushing up the European benchmarks (from 3.85 % to 4.40 %). The high levels were partly corrected from June onwards. In the CEE countries, interest rates rose steadily during the first half of 2004 and spreads widened, underlining domestic stabilisation efforts rather than reflecting external influences. High-yield bonds of emerging markets were strongly affected in May.

Financial market expectations wavering in view of oil prices and turnaround in US interest rates

Interest rates rising worldwide with some fluctuations, country spreads widening

The US dollar moved erratically, an appreciation in the period from February to April reversed in May and June, but this reversal was only temporary. The CEE currencies, which are an important factor for Bank Austria Creditanstalt's business, steadily appreciated against the euro in the second quarter, initially taken in tow by the US dollar and later disengaging from its fluctuations. At the end of June the exchange rate of the Polish zloty was 3.9 % higher than at the end of 2003 and only 1.0 % lower than a year before (Hungarian forint: +4.3 % and +6.0 %, respectively; Czech crown: +2.1 % and −0.6 %, respectively).

Economic growth in our core markets

Real GDP over the same quarter in the previous year



6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
2004
CEE-11
Poland
Austria
for comparison: euro area
Q2 2004: estimate
From Q3 2004: forecasts

Source: Bank Austria Creditanstalt Economics Department

- Strong increase in net income before taxes from the first to the second quarter of 2004 based on revenue growth. Net interest income, though reflecting a large inflow of income from equity interests in June, continues to show an upward trend in core business.
- At € 412 m, net income before taxes for the first half of 2004 exceeds the previous year's figure by 37 %. The ROE before taxes is 13.7 %.
- Further improvement in quality of results: Revenues from customer business are growing, mainly thanks to the expansion in CEE and the market initiative in Austria. The provisioning charge in the Group continues to decline. Synergies achieved in the past years keep costs at a stable level.
- CEE contribution to net income before taxes rises to 41 %. All CEE sub-regions make equal contributions to profit growth.

Bank Austria Creditanstalt in the Second Quarter of 2004

Bank Austria Creditanstalt achieved a further significant improvement in its results for the second quarter of 2004. Consolidated net income was € 150 m, up by 12 % on the preceding quarter and an increase of almost one-half over the figure for the second quarter of 2003. Net income before taxes reached € 216 m, an increase of 46 % over the same period in the previous year.

The quarter-to-quarter improvement was mainly supported by revenue growth. **Operating revenues** were 9 % higher than in the preceding quarter and 10 % higher than in the previous year. The main factor for this growth was the rising trend of **net interest income**, which was 18 % higher than in the preceding quarter and exceeded the previous year's figure by 12 %. This figure includes special effects, but on account of their size they do not materially affect the underlying upward trend: while net interest income for the first quarter included a relatively low amount of income from equity interests, most of the income from companies in which shares are held was received towards the end of the second quarter. Dividend income is not recorded on a pro-rata basis but recognised at the time of receipt. Therefore net interest income for the quarter should not be used as a basis for full-year projections. The positive performance in the core business is reflected in **net interest income excluding income from equity interests**, which rose by 5 % compared with the preceding quarter. Moreover, as in preceding quarters, net fee and commission income continued to rise (by 7 %) from the first to the second quarter. The net trading result, largely on account of difficult market conditions, was however lower than for the preceding quarter and significantly below the high figure for the previous year. This development is partly due to the structural shift of the net trading performance to other items in the income statement. In the second quarter, the net charge for losses on loans and advances was further reduced thanks to the currently favourable risk cycle in large loans and in the CEE region and due to successful credit portfolio and risk management. General administrative expenses by and large remained at the level of the first three months; in view of growth in revenues and business volume, this was the result of rigorous cost management.

Revenue-based improvement in results mainly in Central and Eastern Europe (CEE)

An analysis by business segment shows that Central and Eastern Europe (CEE) recorded the strongest growth. As a result of higher operating revenues (up by € 43 m or 16 %) in this segment, net income before taxes rose by € 32 m or 47 % from the first to the second quarter. Customer business in Austria achieved net income before taxes which matched the level of the preceding quarter while operating revenues improved. This trend in results is in line with the economic profile – growth accelerating at a dynamic pace in CEE, but only gradually in Austria – in combination with higher long-term interest rates. On the other hand, the trend also reflects internal structural improvements within the bank: after unlocking cost synergies that resulted from mergers in recent years, the bank is now shifting the strategic focus to the revenue side while maintaining strict cost control. The key indicators for the second quarter of 2004 give a clear picture of the revenue growth and the further improved quality of the loan portfolio as well as the leaner structure: the ROE after taxes improved to 9.8 % (after 8.9 % in the preceding quarter and 8.7 % in the previous year), the risk/earnings ratio decreased to 16.6 % (after 20.2 %, and 21.5 % in the previous year), and the cost/income ratio fell to 62.7 % (from 67.5 %, and 69.9 % in 2003).

The Bank's Income Statement for the First Half of 2004

Consolidated net income amounted to € 283 m, an increase of 39.9 % over the previous year (€ 202 m). The return on equity after taxes thus rose from 8.8 % to 9.4 %, although average equity increased by a significant 30 % following the capital increase. **Net income before taxes** rose by 36.8 % to € 412 m. This figure is almost 10 % higher, on a pro-rata basis, than our target of at least € 750 m for net income before taxes for the year as a whole.

First half-year of 2004 sees 40 % increase in profits, ROE climbs to 9.4 %

Operating profit for the first six months of 2004 was € 439 m, up by 39.2 % on the first half of the previous year. The growth of € 124 m resulted from a € 99 m increase in operating revenues after the net charge for losses on loans and advances, and from a reduction of € 25 m in general administrative expenses.

Core operating income after the net charge for losses on loans and advances rose by 6.9 % or € 107 m. The largest contribution came from **net interest income,** which grew by € 123 m or 11.6 % to € 1,181 m. Two special effects are reflected in this increase: one was the peak inflow of dividend income described above. The other related to transactions with a volume of about € 20 m which were settled through net asset distributions and related write-downs to book value; the former increased net interest income, the latter reduced net income from investments, with the slightly positive balance being reflected in net income. Even if these two effects are taken into account, most of the increase in net interest income was generated by current banking operations, as can be seen from the increase of 10 % or € 98 m in net interest income excluding income from equity interests and dividends compared with the previous year.

Overview: H1 2002 to H1 2004


1,600
1,400
1,200
1,000
800
600
400
200
0
Operating revenues after provisioning charge
General administrative expenses
Net income before taxes
H1
H2
H1
H2
H1
2002
2003
2004

Income statement for the first half of 2004

€ m	H1 2004	H1 2003	Change	
Net interest income	1,181	1,059	123	11.6 %
Losses on loans and advances	−216	−229	13	−5.8 %
Net fee and commission income	615	543	72	13.3 %
Net trading result	86	187	−101	−54.1 %
General administrative expenses	−1,215	−1,240	25	−2.0 %
Balance of other operating income and expenses	−12	−4	−8	>100 %
Operating profit	**439**	**315**	**124**	**39.2 %**
Net income from investments	11	19	−9	−44.6 %
Amortisation of goodwill	−36	−32	−4	12.9 %
Balance of other income and expenses	−1	−1	0	−9.0 %
Net income before taxes	**412**	**301**	**111**	**36.8 %**
Taxes on income	−98	−66	−32	48.0 %
Net income	314	235	79	33.7 %
Minority interests	−31	−33	2	−4.8 %
Consolidated net income	**283**	**202**	**81**	**39.9 %**

The CEE business segment achieved more than proportionate growth in net interest income (up by € 71 m or 26 %) across the entire market – in absolute figures, growth was evenly spread among the three groups of countries, i.e., Poland, other EU member states and South-East Europe (SEE). The Austrian customer business also benefits from an upward trend despite persistently narrow margins. The expansion of leasing and real estate business in Austria and CEE also resulted in strongly growing contributions to net interest income. Moreover, net interest income was supported by the investment books of financial market instruments.

In the first half of 2004, the **net charge for losses on loans and advances** continued to decline from the previous year's level (down from € 229 m to € 216 m) in all business segments. The net charge for losses on loans and advances fell to 0.65 % of risk-weighted assets. Thus the 16.4 % increase in net interest income after the net charge for losses on loans and advances was supported on both sides. The interest margin of the bank as a whole, defined as net interest income (after the provisioning charge) expressed as a percentage of risk-weighted assets, rose to 2.81 % (full year 2003: 2.53 %).

Net fee and commission income developed favourably, rising by € 72 m or 13.3 %. Again, CEE accounted for more than half of this improvement, which was a result of progressive product penetration with modern fee-earning instruments rather than higher activity levels in the payments sector. In Austria, positive contributions came from growth in lending business with private customers and from corporate customers' demand for hedging instruments and, more generally, financial market products for businesses ("corporate solutions"), which meet with an increasing level of acceptance.

Disproportionately large increase in net fee and commission income in CEE

The "sustainable" income components expanded by 15 %. On the other hand, the **net trading result** – at € 86 m – was about one half lower than the exceptionally strong performance in the same period of the previous year, yet significantly higher than the figure for the preceding half-year. In this connection one should bear in mind that the results (recognised in the income statement) from proprietary trading and the investment position in financial market instruments are reflected not only in the net trading result but also in net interest income and in net income from investments; overall, the performance of the International Markets business segment was better than in the previous year.

In the first half of 2004, the **balance of other operating income and expenses** was a net expense of € 12 m; in the previous year the net expense had been lower. In addition to gains on the sale of consolidated subsidiaries (including € 12.7 m from the sale of GBG in Poland) this item also includes allocations to provisions.

General administrative expenses continued to show a flat trend, the total amount of € 1,215 m was 2 % lower than in the previous year. This was due to cost savings on overheads, especially costs arising from data processing operations and IT systems (WAVE), which benefited the Austrian business segments. Despite a strong expansion of business, costs in CEE also remained under control. At Group level, the cost/income ratio was reduced to 65.0 % (first half of 2003: 69.5 %).

Cost reductions in the IT sector

Net income from investments amounted to € 11 m compared with € 19 m in the previous year. Gains on the sale of Wienerberger shares in the first quarter of 2004 were partly offset by write-downs related to net asset distributions (counter-entries made in connection with the above-mentioned net asset distributions included in net interest income).

Development of Business Segments in the First Half of 2004

Customer business in Austria

The Austrian customer business, which comprises the Private Customers Austria and Corporate Customers Austria segments, saw a slight improvement from the first to the second quarter, with operating revenues rising slightly. In the first half of 2004, net income before taxes was € 191 m, 20 % higher than a year before, when global economic activity and interest rates reached their lowest levels; however, the figure was almost one-quarter lower than for the second half of 2003. Accounting for 64 % of general administrative expenses, the two business segments, to which 52 % of total equity capital was allocated, generated 46 % of net income before taxes.

A joint sales organisation across all divisions serving Austrian customers was created a year ago. The customer-centred sales approach has proved highly effective. The bank eliminated regional overlap in the branch network and expanded mobile sales activities, which account for about one-third of new business in retail banking. We streamlined the sales organisation and controlling, bundled product development activities

and introduced modern campaign management. After completion of these processes, we started the "Fit for Sales" programme in the middle of 2004. It focuses on management coaching and sales training, an expansion of direct marketing and improved IT support for sales teams. This requires a flexible use of resources and performance-related remuneration components. For this reason the Managing Board has started talks with employees' representatives for a modernisation of internal service regulations. Several projects are under way to bundle administrative and back-office functions within specialised subsidiaries.

Flexible sales organisation requires modern internal service regulations

Private Customers Austria

€ m	H1 2004	H1 2003	Change	
Operating revenues	635	620	15	2 %
... after net charge for losses on loans and advances	587	572	16	3 %
General administrative expenses	–499	–506	7	–1 %
Operating profit	89	64	25	39 %
Net income before taxes	90	61	30	49 %
Net income before taxes – share of Group total	22 %	20 %		
Equity – share of Group total	15 %	16 %		
ROE before taxes	20.6 %	16.8 %		

Against the background of weak economic growth, volatile market rates and renewed uncertainty among investors, the upward trend in Austrian retail banking business has held up well so far this year. In the first half of 2004, net income before taxes generated by the business segment was € 90 m, up by 49 % on the previous year. Of the € 30 m increase, € 18 m was accounted for by 3 % growth in operating revenues after the provisioning charge. Net interest income was about 1 % (€ 5 m) higher than in the previous year. These figures reflect strong movements: private financings developed very well, with overall volume growing by 10 %. Substantial increases were recorded especially in consumer loans and home loans in the course of the first half of 2004 and compared with the previous year; margins were almost maintained and risk changed insignificantly. Lending to business customers, however, was affected by a persistently high rate of insolvencies. On the deposits side, growth in savings deposits helped to keep volume stable despite a strong decline in time deposits. Overall, despite lower market rates, the margin on the liabilities side remained unchanged compared with the previous year.

The strongest growth in the first six months of 2004 was seen in net fee and commission income, which rose by € 11 m or 4 %. Contributions to this growth came from domestic banking subsidiaries, asset management companies and the card business, as well as from commissions earned in the expanding lending business. On the other hand, gross revenues from payment transactions and custodian business roughly matched the previous year's level. Although staffing levels were further reduced by 4 %, general administrative expenses were only just over 1 % or € 7 m lower than in the previous year. This reduction reflected cost savings in the IT sector which benefited the business segment. Moreover, a more refined method of allocating costs to the Private Customers and Corporate Customers segments also had a favourable effect. As revenues increased, the cost/income ratio declined by 3.2 percentage points but still reached 78.5 %.

As at the end of June, assets under management totalled € 25.4 bn, including € 22.6 bn at Capital Invest and AMG (€ 0.9 bn of which in CEE) and € 3.9 bn at BANK*PRIVAT*. The first half of 2004 saw an upward trend in net inflows, with strong monthly fluctuations. The successful placement of CI Osteuropa-Garantie (€ 142 m) and its effect on earnings is not yet included in the half-year figures (the subscription period ended on 2 July).

Corporate Customers Austria

€ m	H1 2004	H1 2003	Change	
Operating revenues	524	491	33	7 %
... after net charge for losses on loans and advances	401	361	39	11 %
General administrative expenses	−285	−276	−9	3 %
Operating profit	117	91	26	29 %
Net income before taxes	101	98	2	2 %
Net income before taxes – share of Group total	24 %	33 %		
Equity – share of Group total	38 %	44 %		
ROE before taxes	8.8 %	9.8 %		

The weak economic trend and occasionally high volatility of interest rates had an adverse impact on business development. Lending volume was maintained due to good progress in the export financing business, which offset a decline in working capital loans and investment finance. Overall business volume on the liabilities side remained constant, too, with shifts from time deposits to sight deposits. On both sides of the balance sheet, however, the persistent erosion of margins led to slightly lower earnings. The leasing group of companies and real estate business made strong contributions to earnings. The net charge for losses on loans and advances was further reduced. In the reporting period there were no major loan losses especially in business with large corporates. The volume of and income from securities business grew significantly. Income from services – including derivatives business with customers in the area of interest rate and exchange rate risk hedging, corporate finance and, more generally, international cross-border business – developed favourably, accounting for a large part of the increase in net fee and commission income.

In analysing the half-year figures, one should note the following: special effects in the form of income from equity interests and offsetting valuation adjustments increased net interest income (net asset distributions) while reducing net income from investments (write-downs). Without this effect, the rise in operating profit (€ 26 m or 29 %) would have been about half the actual figure, and net income before taxes (€ 101 m, up by 2 %) would not have been so much lower than operating profit. The more refined cost allocation benefited the Private Customers segment and weighed on the performance of the Corporate Customers segment. General administrative expenses thus rose by € 9 m or 3 %. With 38 % of average equity allocated to this segment, Corporate Customers Austria accounted for 23 % of the bank's general administrative expenses and generated just under one-quarter of overall net income before taxes.

International Markets (INM)

€ m	H1 2004	H1 2003	Change	
Operating revenues after net charge for losses on loans and advances	124	152	−28	−18 %
General administrative expenses	−70	−100	29	−30 %
Operating profit	48	49	−1	−1 %
Net income before taxes	49	41	8	19 %
Net income before taxes – share of Group total	12 %	14 %		
Equity – share of Group total	3 %	5 %		
ROE before taxes	48.4 %	37.1 %		

In the first half of 2004, International Markets (INM) faced a difficult environment characterised by exceptionally strong interest rate volatility with sharp declines in the prices of money market contracts and Bund futures in March/April and in May, several trend reversals in foreign exchange markets, uncertainty in the high-yield market and a sideways movement of key stock markets.

Nevertheless, INM's operating revenues reflected in the income statement continued to increase in the second quarter. Net income before taxes for the first half of 2004 exceeded the performance achieved in the previous year by € 8 m (19 %). There was a shift from the net trading result, which was almost one half lower than the previous year's figure, to the other components of the income statement, especially net interest income, which rose by 33 %. This reflects the fact that money market investment positions made a larger contribution to results than short-term trading books. In the first six months of 2004, favourable developments were seen in foreign exchange and money market dealings in CEE currencies, supported by the stabilisation policy pursued by large CEE countries and an appreciation of their currencies. A similar trend – in the second quarter – was experienced by equity trading activities in Vienna and London, which also benefited from the strong performance of stock markets with a pronounced CEE component.

Bank Austria Creditanstalt further expanded its customer business, both in the primary market and through major block orders in equity trading and sales, and with structured "corporate solutions" supported by Financial Engineering specialists (part of the income is booked in the Corporate Customers segment).

Operating revenues were 20 % lower than the very high figure for the previous year (base effect), but this was offset by a 30 % reduction of costs. Equity capital allocated to trading operations declined by 8.5 % compared with the first half of the previous year as a result of the use of derivative instruments and a reduction of interbank spot transactions. Average equity capital allocated to INM is 3 % of the total figure, and the business segment accounts for 12 % of the bank's net income before taxes. The cost/income ratio fell from 67.1 % to 59.3 %, the ROE before taxes was 48.4 %, up from 37.1 % in the previous year.

Central and Eastern Europe (CEE)

€ m	H1 2004	H1 2003	Change	
Operating revenues	576	485	90	19 %
... after net charge for losses on loans and advances	531	436	95	22 %
General administrative expenses	–336	–342	6	–2 %
Operating profit	195	90	105	117 %
Net income before taxes	169	91	78	87 %
Net income before taxes – share of Group total	41 %	30 %		
Equity – share of Group total	27 %	18 %		
ROE before taxes	21.0 %	21.7 %		

Results for the second quarter showed a disproportionately strong performance, reflecting higher economic growth in the new EU member countries and in South-East Europe and our good position in the entire region. All revenue items improved compared with the first quarter of 2004. Net income before taxes increased by 47 % to € 101 m compared with the first quarter of 2004.

Operating revenues also improved considerably compared with the first half of 2003. Net interest income was up by more than 26 %, and net fee and commission income by 23 %. General administrative expenses were 2 % below the equivalent period of the previous year despite an expansion of the bank's business. Net income before taxes rose by 87 % to € 169 m and consequently now contributes 41 % to the bank's overall profits, although only 27 % of the average equity capital needs to be allocated to the CEE segment. The cost/income ratio is 58.3 %, and the return on equity 21.0 % (in this context one should note the higher capital allocation to the segment as described in the interim report at 31 March 2004). All countries in the region contributed to this improvement in results, but especially Poland, the Czech Republic, Hungary and Romania.

At mid-year we launched a **retail initiative** in CEE, which is paving the way for us to become a universal bank serving the entire region. Apart from large banking networks such as that in Poland, the acquisition of Bank Biochim in Bulgaria and of Splitska banka in Croatia as well as the acquisition of Central profit banka, a Bosnian bank, in the past year have provided an excellent basis for further growth of retail banking operations. About 200 new branches will be added to the network of over 850 offices in the region. Some 80 new branches will be opened in Poland by 2007; in Hungary the number of branches will be more than doubled, from 40 to a total of 100. In Croatia most of the 32 branches taken over from FINA in the previous year were integrated. At least 30 branches are planned to be added to the network in South-East Europe. Moreover, we will expand mobile sales activities and cooperation arrangements with other companies, which have proved to be highly effective, for example, in the Czech Republic. The number of customers is to be increased by 500,000 to 4.5 million (without acquisitions) by 2005.

The performance of the individual CEE subsidiaries *)

- The **Bank BPH Group**, which comprises Bank BPH SA and HVB Bank Hipoteczny, maintained the favourable trend of its performance of the first quarter. Net income before taxes in the first half of 2004 amounted to PLN 530 m, an over 70 % increase on the figure for the previous year. A pronounced rise in volume in interest-related business and a positive development of margins boosted net interest income by PLN 122 m or 17 %. In the fee-based business, net fee and commission income

*) Comments on results in local currency. For details of results in euro and in local currency, see table on pages 28/29

climbed by PLN 93 m (21 %), reflecting the favourable developments in lending and securities activities. The positive overall performance is supported by a lower provisioning charge (down by PLN 24 m) and a decline in general administrative expenses (down by PLN 53 m) as a result of strict cost management. The improvement of Bank BPH's results has been accompanied by an expansion of the bank's position in the Polish banking sector in the last twelve months: market share in deposits has grown by about 0.5 % to 10.4 %, and market share in loans by 1.2 % to 10.7 %.

- **HVB Bank Czech Republic** boosted its net income before taxes by 32 % over the previous year. Higher net interest income (business volume expanded by about 10 %) was accompanied by an over 20 % increase in net fee and commission income, achieved largely through revenue from project and real-estate financings, and by an almost fourfold increase in the net trading result (which started from a low level).

- The net interest income and net fee and commission income of our banking subsidiary in **Slovakia** both improved in the first six months of 2004 (up by 10 % and 14 %, respectively), and the unit's net trading result almost doubled. The higher net interest income is attributable especially to an increase in business volume (more pronounced on the liabilities side, above all through an increase in customer deposits, than on the assets side). Net income before taxes totalled SKK 376 m, more or less matching the level of the previous year due to a one-off effect in the first quarter of 2003.

- **HVB Bank Hungary** posted higher earnings in all business areas in a comparison with the first half-year of 2003: net interest income was up by 34 %, net fee and commission income improved by 49 %, and the net trading result jumped by 128 %. Lending and deposit volumes rose by about 25 %. HVB Jelzálogbank, a mortgage bank which has been included in the group of consolidated banks since the beginning of 2004, also made a small contribution to results. Net income before taxes climbed by 81 % to about HUF 9.9 bn, resulting in an impressive return on equity of 23.5 %.

- In **Slovenia**, net income before taxes reached the level recorded for the first half of 2003. The second quarter of 2004 saw an improvement in operating revenues relative to the first quarter. In June the subsidiary bank launched a campaign to promote personal loans with a view to further expanding its position in the retail banking market.

- In **Romania**, the bank, which is in the process of expanding its operations, once again turned in an outstanding performance: a doubling of net interest income, a slight fall in the provisioning charge and a rise in net fee and commission income resulted in a 155 % increase in net income before taxes from ROL 173 bn to ROL 441 bn. The cost/income ratio declined from 57.5 % to 36.5 % despite the bank's expansionary efforts and the related 9 % rise in general administrative expenses. The return on equity rose from 35.4 % to an impressive 57.6 %.

- In **Bulgaria**, a growth in volume which was most pronounced in the area of personal and mortgage loans boosted net interest income and net fee and commission income, which rose by 61 % and 28 %, respectively. Net income before taxes increased by 40 % to BGN 19.6 m. The return on equity is 27.2 %.

- **HVB Splitska banka** continued to expand its lending business in the reporting period. On account of a general decline in interest margins and more rigorous minimum reserve requirements, net interest income was nonetheless slightly below the previous year's level, as was the net trading result. However, net fee and commission income climbed by 15 %. The modernisation of the 32 additional branch offices (taken over from FINA) led to an increase in general administrative expenses which burdened the bank's results. The results were therefore unable to match the performance of the previous year.

- Our two subsidiary banks in **Bosnia and Herzegovina**, which will be merged in September 2004, posted results which were overall slightly negative. The measures taken in the second quarter to expand their position in retail banking resulted in over 20 % growth in operating revenues compared with the first quarter of the year.

- Our subsidiary bank in **Serbia and Montenegro**, which is not consolidated, turned in a positive result of CSD 145 m for the first half of 2004 due to improved revenues in all business areas. This corresponds to a return on equity of almost 21 %.

Balance Sheet

As at 30 June 2004, Bank Austria Creditanstalt's total assets were € 139 bn, 1.4 % higher than at the end of 2003. On the assets side, the increase (on a consolidated basis at Group level) resulted mainly from loans and advances to customers and from investments, and on the liabilities side from resources entrusted to the bank by customers. As in the previous year, the bank further reduced interbank loans and deposits (down by 5.4 % and 1.0 %, respectively).

Customer loans and primary funds support balance sheet growth

Loans and advances to customers rose by € 2.9 bn or 3.8 %, the largest increase on the assets side. This was a result of gratifying growth in demand, especially for loans (up by 5.8 % compared with year-end 2003) and real estate finance (up by 15.8 %). The increase was generated in CEE (primarily in Poland, Hungary and Slovenia) and in Austria. The decline in trading assets was mainly due to a reduction of securities positions and the development of interest-rate and currency derivatives.

Primary funds, i. e., resources entrusted to the bank by customers, grew more strongly (by € 2.4 bn or 3.1 %) than total assets. In the second quarter of 2004 the decline in time deposits compared with the first quarter was more than offset by a stronger inflow of sight deposits. Savings deposits were almost unchanged compared with the level at the end of the previous year. Trading liabilities declined – in line with the corresponding asset item – by just over 11 % as interest-rate and currency derivatives were reduced.

Shareholders' equity rises by 5.5 % to € 6.1 bn despite dividend payment

As at 30 June 2004, shareholders' equity stood at € 6.1 bn. The increase of € 318 m or 5.5 % over the year-end 2003 figure resulted from consolidated net income (€ 283 m), gains and losses recognised directly in equity in accordance with IAS 39, and foreign currency translation, less the dividend payment of € 150 m.

Capital resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 3.0 bn (or 4.6 %) to € 68.6 bn compared with the end of 2003; most of the increase was due to higher business volume at the CEE banking subsidiaries. Growth was supported by the appreciation of several CEE currencies. Business volume in Austria and in the leasing business rose, too. Net capital resources increased at a lower rate of 2.0 %, from € 8.6 bn to € 8.8 bn. As at 30 June 2004, the Tier 1 capital ratio was thus 7.59 % (year-end 2003: 7.82 %) and the total capital ratio amounted to 12.77 % (2003: 13.10 %).

Outlook

The global economic upswing, though not accelerating, is becoming more broadly-based. In Austria, too, growth stimulated by foreign trade will gradually feed through to domestic demand; by year-end the growth rate will reach 2.5 % compared with the previous year. This suggests that current business with corporate customers will pick up, as will corporate and acquisition financing activities. At the same time, private customers will probably exercise less restraint with regard to investments. We expect that the very favourable trend in the provisioning charge for business with large corporates will continue. The CEE countries will continue to experience economic growth of 4.5 %, with investments in international business links giving a strong impetus to the economy. We are well equipped to respond to this development, especially with our corporate finance activities and cross-border sales programme. The yield curve in Europe will probably become somewhat steeper, while the convergence of CEE interest rates will not yet materialise. Greater stability of financial market expectations should support the net trading result. While the second-quarter results are very good and cannot be projected into the future, we expect that in the third and fourth quarters we will remain on track towards meeting our target of net income before taxes of at least € 750 m for the year as a whole.

Cautious optimism for the second half of 2004

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first half of 2004

	(Notes)	1 Jan.– 30 June 2004 € m	1 Jan.– 30 June 2003 € m	Change € m	Change in %
Interest income		2,405	2,451	–47	–1.9
Interest expenses		–1,223	–1,393	169	–12.2
Net interest income	(5)	1,181	1,059	123	11.6
Losses on loans and advances	(6)	–216	–229	13	–5.8
Net interest income after losses on loans and advances		**965**	**830**	**136**	**16.4**
Fee and commission income		758	673	85	12.6
Fee and commission expenses		–143	–130	–13	9.9
Net fee and commission income	(7)	615	543	72	13.3
Net trading result	(8)	86	187	–101	–54.1
General administrative expenses	(9)	–1,215	–1,240	25	–2.0
Balance of other operating income and expenses	(10)	–12	–4	–8	>100
Operating profit		**439**	**315**	**124**	**39.2**
Net income from investments		11	19	–9	–44.6
Amortisation of goodwill		–36	–32	–4	12.9
Balance of other income and expenses		–1	–1	0	–9.0
Profit from ordinary activities/ Net income before taxes		**412**	**301**	**111**	**36.8**
Taxes on income		–98	–66	–32	48.0
Net income		**314**	**235**	**79**	**33.7**
Minority interests		–31	–33	2	–4.8
Consolidated net income		**283**	**202**	**81**	**39.9**

Key data

	1 Jan.– 30 June 2004	1 Jan.– 30 June 2003
Earnings per share (in €)	1.93	1.78
Return on equity before taxes (%)	13.7	13.1
Return on equity after taxes (%)	9.4	8.8
Return on equity after taxes before amortisation of goodwill (%)[1]	12.7	12.6
Cost/income ratio (%)	65.0	69.5
Risk/earnings ratio (%)	18.3	21.6

1) Consolidated net income adjusted for amortisation of goodwill as a percentage of average shareholders' equity less goodwill

Note:
In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Interest income	1,259	1,146	1,174	1,176	1,215
Interest expenses	–619	–604	–608	–625	–676
Net interest income	640	541	566	551	539
Losses on loans and advances	–107	–109	–111	–127	–101
Net interest income after losses on loans and advances	**534**	**432**	**455**	**424**	**438**
Fee and commission income	391	367	366	373	334
Fee and commission expenses	–72	–70	–71	–77	–61
Net fee and commission income	319	297	296	296	273
Net trading result	29	57	3	31	78
General administrative expenses	–612	–604	–641	–598	–622
Balance of other operating income and expenses	–12	0	8	14	–1
Operating profit	**257**	**181**	**121**	**166**	**166**
Net income from investments	–22	33	95	6	0
Amortisation of goodwill	–18	–18	–19	–16	–16
Balance of other income and expenses	–1	0	–6	–1	–1
Profit from ordinary activities/ Net income before taxes	**216**	**196**	**191**	**156**	**148**
Taxes on income	–51	–47	–53	–36	–33
Net income	**165**	**149**	**138**	**120**	**115**
Minority interests	–15	–16	–8	–10	–14
Consolidated net income	**150**	**133**	**130**	**110**	**101**

Key data

€ m	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Earnings per share (in €)	1.02	0.91	0.89	0.76	0.89
Return on equity before taxes (%)	14.1	13.1	13.3	12.1	12.9
Return on equity after taxes (%)	9.8	8.9	9.1	8.5	8.8
Return on equity after taxes before amortisation of goodwill (%)[1]	13.1	12.2	12.6	12.0	12.7
Cost/income ratio (%)	62.7	67.5	73.5	67.1	70.0
Risk/earnings ratio (%)	16.6	20.2	19.5	23.0	18.7

1) Consolidated net income adjusted for amortisation of goodwill as a percentage of average shareholders' equity less goodwill

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2004 compared with the balance sheets at 31 December 2003 and at 30 June 2003

Assets

	(Notes)	30 June 2004 €m	31 Dec. 2003 €m	Change €m	Change in %	30 June 2003 €m	Change €m	Change in %
Cash and balances with central banks	(11)	2,467	2,286	181	7.9	2,013	454	22.6
Trading assets	(12)	13,907	16,140	–2,233	–13.8	21,997	–8,090	–36.8
Loans and advances to, and placements with, banks	(13)	23,777	25,130	–1,352	–5.4	24,484	–707	–2.9
Loans and advances to customers	(14)	78,875	75,997	2,878	3.8	75,096	3,778	5.0
– Loan loss provisions	(15)	–3,435	–3,490	55	–1.6	–3,596	161	–4.5
Investments	(16)	17,663	15,910	1,753	11.0	17,520	143	0.8
Property and equipment	(17)	1,110	1,120	–10	–0.9	1,093	17	1.5
Intangible assets	(18)	1,254	1,288	–34	–2.6	1,224	30	2.5
Other assets		3,343	2,674	669	25.0	4,568	–1,225	–26.8
TOTAL ASSETS		**138,960**	**137,053**	**1,907**	**1.4**	**144,399**	**–5,439**	**–3.8**

Liabilities and shareholders' equity

	(Notes)	30 June 2004 €m	31 Dec. 2003 €m	Change €m	Change in %	30 June 2003 €m	Change €m	Change in %
Amounts owed to banks	(19)	38,738	39,133	–395	–1.0	40,353	–1,615	–4.0
Amounts owed to customers	(20)	55,129	53,824	1,306	2.4	53,995	1,135	2.1
Liabilities evidenced by certificates	(21)	18,585	17,399	1,186	6.8	17,892	694	3.9
Trading liabilities	(22)	7,609	8,560	–951	–11.1	13,235	–5,626	–42.5
Provisions	(23)	3,610	3,422	188	5.5	3,472	138	4.0
Other liabilities	(24)	3,440	3,118	322	10.3	4,498	–1,058	–23.5
Subordinated capital	(25)	5,321	5,419	–98	–1.8	5,663	–343	–6.0
Minority interests		394	362	32	8.9	611	–217	–35.5
Shareholders' equity		6,133	5,815	318	5.5	4,680	1,453	31.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**138,960**	**137,053**	**1,907**	**1.4**	**144,399**	**–5,439**	**–3.8**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2003	**829**	**2,016**	**2,031**	**–266**	**4,610**
Consolidated net income			202		202
Dividend paid			–116		–116
Foreign currency translation			–125		–125
Gains and losses recognised directly in equity in accordance with IAS 39				99	99
Other changes			10		10
As at 30 June 2003	**829**	**2,016**	**2,002**	**–167**	**4,680**

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[2]	Shareholders' equity
As at 1 January 2004	**1,069**	**2,737[1]**	**2,149**	**–139**	**5,815**
Consolidated net income			283		283
Dividend paid			–150		–150
Foreign currency translation			78		78
Gains and losses recognised directly in equity in accordance with IAS 39				72	72
Shares in the controlling company		23			23
Other changes			12		12
As at 30 June 2004	**1,069**	**2,760[1]**	**2,372**	**–67**	**6,133**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m.

2)

Reserves in accordance with IAS 39	31 Dec. 2003	30 June 2004
Cash flow hedge reserve	–226	–278
Available-for-sale reserve	87	211
Total	–139	–67

Cash flow statement

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**2,286**	**1,824**
Cash flows from operating activities	1,961	895
Cash flows from investing activities	–1,552	301
Cash flows from financing activities	–227	–1,002
Effects of exchange rate changes	–1	–3
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,467**	**2,015**

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRS/IAS), requiring application of IAS 34 (Interim Financial Reporting). The interim report covers the first half of 2004 (1 January 2004 to 30 June 2004) and compares it with the same period in the previous year.

(2) Changes in accounting principles in 2004

With the exception of the translation of income and expense items at average exchange rates from 1 January 2004, the accounting principles and methods applied were the same as in the financial statements for 2003. Changes in segment reporting are explained in note 28.

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the second quarter of 2004, earnings per share – based on the number of shares after the capital increase carried out in 2003, through which the total number increased by 33,031,740 shares to 147,031,740 shares – are € 1.02. For the second quarter of 2003, earnings per share – based on the number of shares before the capital increase, i.e., 114,000,000 shares – were € 0.89.

(4) Changes in the group of consolidated companies in 2004

Central profit banka d.d. Sarajevo, Sarajevo, a Bosnian bank which was acquired in the previous year, and HVB-Banka Bosna i Hercegovina d.d. Sarajevo, Sarajevo, have been consolidated as from 1 January 2004. The two banks will be merged in the course of this year. Moreover, HVB Jelzálogbank Rt., Budapest, has also been included in the consolidated financial statements for the first time.

The effects of these changes on the results for the first half of 2004 are shown in the table on this page.

Following the sale by Bank Przemysłowo-Handlowy PBK S.A., Kraków, Górnoslaski Bank Gospodarczy S.A., Katowice, has been excluded from consolidation with effect from 1 May 2004.

Income statement of the Bank Austria Creditanstalt Group for the first half of 2004 (of which: contribution of HVB Jelzálogbank Rt. + Central profit banka d.d.)

€ m	1 Jan.–30 June 2004	Jelzálogbank Rt. + Central profit b.
Interest income	2,405	19
Interest expenses	–1,223	–11
Net interest income	1,181	8
Losses on loans and advances	–216	–1
Net interest income after losses on loans and advances	**965**	**7**
Fee and commission income	758	4
Fee and commission expenses	–143	0
Net fee and commission income	615	4
Net trading result	86	0
General administrative expenses	–1,215	–9
Balance of other operating income and expenses	–12	0
Operating profit	**439**	**2**
Net income from investments	11	0
Amortisation of goodwill	–36	0
Balance of other income and expenses	–1	0
Profit from ordinary activities/Net income before taxes	**412**	**2**
Taxes on income	–98	–1
Net income	**314**	**1**
Minority interests	–31	0
Consolidated net income	**283**	**1**

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
Interest income from		
loans and advances and money market transactions	1,834	1,948
bonds and other fixed-income securities	283	289
shares and other variable-yield securities	98	76
companies accounted for under the equity method	24	23
investment property	12	13
Interest expenses for		
deposits	–746	–906
liabilities evidenced by certificates	–259	–281
subordinated capital	–122	–141
Results from leasing transactions	57	38
NET INTEREST INCOME	**1,181**	**1,059**

(6) Losses on loans and advances

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
Allocations to	426	427
provisions for loans and advances	*410*	*415*
provisions for contingent liabilities	*17*	*11*
Releases from	–202	–169
provisions for loans and advances	*–176*	*–144*
provisions for contingent liabilities	*–26*	*–25*
Recoveries of loans and advances previously written off	–8	–29
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**216**	**229**

(7) Net fee and commission income

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
Securities and custodian business	138	113
Foreign trade/payment transactions	347	336
Lending business	97	72
Other services and advisory business	33	22
NET FEE AND COMMISSION INCOME	**615**	**543**

(8) Net trading result

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
Equity-related transactions	27	46
Interest-rate and currency-related transactions	59	141
NET TRADING RESULT	**86**	**187**

(9) General administrative expenses

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
Staff costs	695	703
Wages and salaries	*470*	*488*
Social-security contributions	*111*	*105*
Expenses for retirement benefits and other benefits	*113*	*110*
Other administrative expenses	403	415
Depreciation and amortisation	117	121
on property and equipment	*63*	*71*
on intangible assets excluding goodwill	*54*	*50*
GENERAL ADMINISTRATIVE EXPENSES	**1,215**	**1,240**

(10) Balance of other operating income and expenses

€ m	1 Jan. – 30 June 2004	1 Jan. – 30 June 2003
Other operating income	50	34
Other operating expenses	–63	–38
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–12**	**–4**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€ m	30 June 2004	31 Dec. 2003
Cash and balances with central banks	2,372	2,154
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	95	132
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public borrowers	*85*	*122*
Bills of exchange	*10*	*10*
CASH AND BALANCES WITH CENTRAL BANKS	**2,467**	**2,286**

(12) Trading assets

€ m	30 June 2004	31 Dec. 2003
Bonds and other fixed-income securities	**6,147**	**6,798**
Money market paper	83	490
Debt securities	5,852	6,149
issued by public borrowers	*1,228*	*2,466*
issued by other borrowers	*4,625*	*3,683*
Group's own debt securities	211	160
Shares and other variable-yield securities	**314**	**538**
Shares	264	132
Investment certificates	36	29
Other	14	377
Positive market values of derivative financial instruments	**7,426**	**8,783**
Equity derivatives	61	64
Interest-rate and currency derivatives	7,365	8,719
Other trading assets	**21**	**21**
TRADING ASSETS	**13,907**	**16,140**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 June 2004	31 Dec. 2003
Loans and advances	8,276	8,165
Money market placements	15,501	16,965
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,777**	**25,130**

(14) Loans and advances to customers – breakdown by product

€ m	30 June 2004	31 Dec. 2003
Loans to local authorities	3,481	4,252
Real estate finance	7,705	6,652
Mortgage loans	*7,482*	*6,480*
Other real estate finance	*223*	*172*
Current account credits	27,310	26,574
Loans	29,157	27,555
Money market placements	695	1,169
Other loans and advances	5,912	5,270
Finance lease receivables	4,614	4,524
LOANS AND ADVANCES TO CUSTOMERS	**78,875**	**75,997**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003
At beginning of reporting period	**34**	**93**	**3,456**	**3,528**	**3,490**	**3,622**
Allocation	0	0	410	415	410	415
Release	–3	–2	–173	–142	–176	–144
Use	–3	0	–233	–135	–237	–135
Exchange differences and other adjustments not reflected in the income statement	4	–5	–56	–156	–53	–162
AT END OF REPORTING PERIOD	**32**	**86**	**3,403**	**3,510**	**3,435**	**3,596**

(16) Investments

€ m	30 June 2004	31 Dec. 2003
Held-to-maturity investments – debt securities	**6,522**	**6,858**
Available-for-sale investments	**10,036**	**7,952**
Shares in unconsolidated subsidiaries	691	762
Shares in other companies	313	728
Other fixed-income securities	4,853	2,537
Shares and other variable-yield securities	4,178	3,925
Securities held as short-term investments	*2,392*	*2,202*
Securities held as long-term investments	*1,787*	*1,724*
Investments in companies accounted for under the equity method	**730**	**718**
Investment property	**375**	**383**
INVESTMENTS	**17,663**	**15,910**

(17) Property and equipment

€ m	30 June 2004	31 Dec. 2003
Land and buildings used for banking operations	736	723
Other land and buildings	18	17
Other property and equipment	356	379
PROPERTY AND EQUIPMENT	**1,110**	**1,120**

(18) Intangible assets

€ m	30 June 2004	31 Dec. 2003
Goodwill	1,001	1,015
Other intangible assets	253	273
INTANGIBLE ASSETS	**1,254**	**1,288**

(19) Amounts owed to banks – breakdown by product

€ m	30 June 2004	31 Dec. 2003
Repayable on demand	3,792	3,642
With agreed maturity dates or periods of notice	34,945	35,491
Loans raised	*11,591*	*11,393*
Money market deposits by banks	*21,301*	*22,592*
Other amounts owed to banks	*2,053*	*1,506*
AMOUNTS OWED TO BANKS	**38,738**	**39,133**

(20) Amounts owed to customers – breakdown by product

€ m	30 June 2004	31 Dec. 2003
Savings deposits	17,578	17,638
Other amounts owed to customers	37,552	36,186
Repayable on demand	*19,370*	*18,199*
With agreed maturity dates or periods of notice	*18,181*	*17,987*
AMOUNTS OWED TO CUSTOMERS	**55,129**	**53,824**

(21) Liabilities evidenced by certificates – breakdown by product

€ m	30 June 2004	31 Dec. 2003
Debt securities issued	14,508	14,081
Mortgage bonds and local-authority bonds	*1,991*	*2,390*
Other debt securities issued	*12,518*	*11,691*
Other liabilities evidenced by certificates	4,077	3,318
LIABILITIES EVIDENCED BY CERTIFICATES	**18,585**	**17,399**

(22) Trading liabilities

€ m	30 June 2004	31 Dec. 2003
Negative fair values of derivative financial instruments	7,201	8,122
Equity derivatives	*262*	*56*
Interest-rate and currency derivatives	*6,939*	*8,066*
Other trading liabilities	409	438
TRADING LIABILITIES	**7,609**	**8,560**

(23) Provisions

€ m	30 June 2004	31 Dec. 2003
Provisions for retirement benefits and similar obligations	2,638	2,625
Provisions for taxes	637	494
Current taxes	*109*	*39*
Deferred taxes	*528*	*455*
Provisions for restructuring costs	3	0
Provisions for contingent liabilities	155	117
Other provisions for impending losses	178	187
PROVISIONS	**3,610**	**3,422**

(24) Other liabilities

€ m	30 June 2004	31 Dec. 2003
Negative market values of derivative hedging instruments	2,257	1,884
Other amounts payable	1,023	1,130
Deferred income	160	104
OTHER LIABILITIES	**3,440**	**3,118**

(25) Subordinated capital

€ m	30 June 2004	31 Dec. 2003
Subordinated liabilities	4,063	4,259
Supplementary capital	1,258	1,160
SUBORDINATED CAPITAL	**5,321**	**5,419**

Additional IAS Disclosures

(26) Employees

(Full-time equivalent)	30 June 2004	30 June 2003
Bank Austria Creditanstalt Group	**29,429**	**31,170**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business[1]	11,067	11,687
CEE and other subsidiaries[2]	18,362	19,483
of which: Poland	*9,703*	*11,737*

1) Including four non-consolidated subsidiaries which support the core banking business (as at 30 June 2004).
2) Including the consolidated companies Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Immo Trust GmbH, Bank Austria Creditanstalt Wohnbaubank AG (as at 30 June 2004). Figures as at 30 June 2003 include BA/CA Asset Finance Ltd. and HVB Bank Yugoslavia a.d., a company which is not consolidated.

(27) Events after the balance sheet date

After the balance sheet date of the interim report, the Austrian Supreme Court made a decision with regard to the transfer in 1999 of pension obligations to pension funds, stating that
1. the company-specific arrangement under which the transfer took place is legally valid,
2. only for those employees who retired after many years of service and left the bank within three years after the transfer of the pension obligations, is the bank required to make an

additional payment to ensure the maintenance of the employer reserve defined by a collective bargaining agreement unless the value of the employer reserve was reached through intermediate allocations to the pension fund.

In the bank's initial opinion, the maximum outflow of funds resulting from the second point mentioned above may reach a low single-digit million euro amount.

The decision by the Austrian Supreme Court is not applicable to those employees whose future pension benefits were based on individual contracts. At present it is not yet possible for the bank to determine whether there will be legal proceedings in this context and whether this will lead to the bank having to make additional payments.

(28) Segment reporting

H1 2004/H1 2003

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	H1/2004	380	379	342	61	19	1,181
	H1/2003	375	359	271	46	8	1,059
Losses on loans and advances	H1/2004	–47	–124	–45	0	0	–216
	H1/2003	–49	–130	–49	0	–1	–229
Net fee and commission income	H1/2004	255	144	207	12	–3	615
	H1/2003	244	132	168	7	–8	543
Net trading result	H1/2004	1	1	26	52	7	86
	H1/2003	1	1	46	99	39	187
General administrative expenses	H1/2004	–499	–285	–336	–70	–26	–1,215
	H1/2003	–506	–276	–342	–100	–16	–1,240
Balance of other operating income and expenses	H1/2004	0	1	0	–6	–8	–12
	H1/2003	–1	6	–5	–3	0	–4
Operating profit	**H1/2004**	**89**	**117**	**195**	**48**	**–11**	**439**
	H1/2003	**64**	**91**	**90**	**49**	**22**	**315**
Net income from investments	H1/2004	4	–14	–2	4	20	11
	H1/2003	0	11	20	–4	–7	19
Amortisation of goodwill	H1/2004	–2	–1	–24	–3	–5	–36
	H1/2003	–4	–2	–18	–4	–4	–32
Balance of other income and expenses	H1/2004	0	–1	0	0	0	–1
	H1/2003	0	–1	–1	0	0	–1
Net income before taxes	**H1/2004**	**90**	**101**	**169**	**49**	**3**	**412**
	H1/2003	**61**	**98**	**91**	**41**	**11**	**301**
Credit and market risk equivalent (Austrian Banking Act)	H1/2004	12,524	32,548	16,199	2,905	4,563	68,739
	H1/2003	11,609	32,496	13,501	3,583	6,164	67,352
Equity allocated (average)	H1/2004	877	2,278	1,607	203	1,060	6,026
	H1/2003	720	2,015	837	222	818	4,611
Return on equity before taxes in %	*H1/2004*	*20.6*	*8.8*	*21.0*	*48.4*		*13.7*
	H1/2003	*16.8*	*9.8*	*21.7*	*37.1*		*13.1*
Cost/income ratio in %	*H1/2004*	*78.5*	*54.2*	*58.3*	*59.3*		*65.0*
	H1/2003	*81.7*	*55.6*	*71.1*	*67.1*		*69.5*
Risk/earnings ratio in %	*H1/2004*	*12.5*	*32.6*	*13.0*	*0.0*		*18.3*
	H1/2003	*13.0*	*36.2*	*18.2*	*0.0*		*21.6*

Segment reporting
Q2 2004/Q1 2004

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	Inter-national Markets	Corporate Center	BA-CA Group
Net interest income	Q2/2004	192	190	180	46	32	640
	Q1/2004	188	189	162	15	–13	541
Losses on loans and advances	Q2/2004	–24	–64	–19	0	0	–107
	Q1/2004	–24	–60	–26	0	0	–109
Net fee and commission income	Q2/2004	127	74	111	7	0	319
	Q1/2004	128	70	96	5	–3	297
Net trading result	Q2/2004	0	1	16	15	–2	29
	Q1/2004	1	0	11	37	9	57
General administrative expenses	Q2/2004	–243	–147	–174	–36	–11	–612
	Q1/2004	–255	–138	–162	–34	–14	–604
Balance of other operating income and expenses	Q2/2004	1	–2	3	–3	–10	–12
	Q1/2004	0	3	–3	–3	2	0
Operating profit	**Q2/2004**	**53**	**53**	**116**	**28**	**8**	**257**
	Q1/2004	**37**	**65**	**79**	**20**	**–19**	**181**
Net income from investments	Q2/2004	3	–11	–4	–2	–9	–22
	Q1/2004	1	–4	2	5	29	33
Amortisation of goodwill	Q2/2004	–1	–1	–12	–1	–3	–18
	Q1/2004	–1	–1	–12	–1	–3	–18
Balance of other income and expenses	Q2/2004	0	0	0	0	0	–1
	Q1/2004	0	0	0	0	0	0
Net income before taxes	**Q2/2004**	**54**	**41**	**101**	**25**	**–4**	**216**
	Q1/2004	**36**	**60**	**68**	**24**	**7**	**196**
Credit and market risk equivalent (Austrian Banking Act)	Q2/2004	12,773	32,772	16,789	2,972	4,019	69,324
	Q1/2004	12,275	32,325	15,610	2,838	5,107	68,155
Equity allocated (average)	Q2/2004	894	2,294	1,667	208	1,068	6,131
	Q1/2004	859	2,263	1,548	199	1,103	5,972
Return on equity before taxes in %	*Q2/2004*	*24.3*	*7.1*	*24.2*	*47.6*	*–1.6*	*14.1*
	Q1/2004	*16.8*	*10.6*	*17.7*	*49.2*	*2.7*	*13.1*
Cost/income ratio in %	*Q2/2004*	*76.1*	*55.8*	*56.2*	*56.7*		*62.7*
	Q1/2004	*80.9*	*52.5*	*60.8*	*62.3*		*67.5*
Risk/earnings ratio in %	*Q2/2004*	*12.3*	*33.5*	*10.6*	*0.0*		*16.6*
	Q1/2004	*12.7*	*31.7*	*15.7*	*0.0*		*20.2*

Changes in segment reporting with effect from 2004

Capital allocation is based on Austrian supervisory guidelines. In the past, capital allocated to the business segments amounted to 6.2 % of the risk positions (credit and market risk equivalent). In 2004, the percentage rate has been changed to 7 %; however, in line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalent. The difference to the equity capital actually available in each case is transferred to the Corporate Center business segment. Furthermore, of the costs incurred within Bank Austria Creditanstalt AG, only those costs which have a direct earnings-generating business connection with CEE units are allocated to the CEE business segment. Other costs which Bank Austria Creditanstalt AG has so far allocated to the CEE business segment according to specific cost allocation methods remain in the Corporate Center business segment.

As a result of these changes, net interest income in the CEE business segment improves by € 11.8 m, general administrative expenses decline by € 16.7 m, and net income thus improves by € 28.5 m (at the expense of the Corporate Center business segment). This should be taken into account in comparing the figures with those for the previous year, which have not been restated.

Starting from 2004, the interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %, compared with 6.5 % in 2003.

Information pursuant to the Austrian Banking Act

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

(29) Consolidated capital resources and regulatory capital requirements

€ m	30 June 2004	31 Dec. 2003
Core capital (Tier 1)	**5,207**	**5,123**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*556*	*538*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*158*	*158*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–281*	*–316*
Less intangible assets	*–519*	*–550*
Supplementary elements (Tier 2)	**3,974**	**3,888**
Supplementary capital	*1,226*	*1,237*
Revaluation reserve	*164*	*93*
Subordinated capital	*2,584*	*2,558*
Deductions	**–423**	**–424**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,758**	**8,587**
Assessment basis (banking book)	**68,589**	**65,550**
Tier 1 capital ratio	7.59 %	7.82 %
Total capital ratio	12.77 %	13.10 %
Available Tier 3	**373**	**432**
Requirement for the trading book and for open foreign exchange positions	330	356
Requirement covered by Tier 3	**330**	**356**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 June 2004

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	33,957	0	0
10 %	1,260	126	10
20 %	7,686	1,537	123
50 %	12,296	6,148	492
100 %	53,750	53,750	4,300
Investment certificates	1,209	352	28
ASSETS	**110,158**	**61,913**	**4,953**
Off-balance sheet positions	18,875	6,613	529
Special off-balance sheet positions	18,408	63	5
BANKING BOOK	**147,441**	**68,589**	**5,487**

Other Information

(30) Contingent liabilities and commitments

€ m	30 June 2004	31 Dec. 2003
Guarantees	8,931	9,074
Acceptances and endorsements	27	23
CONTINGENT LIABILITIES	**8,958**	**9,097**
Liabilities arising from sales with an option to repurchase	47	771
Other commitments	8,419	8,473
COMMITMENTS	**8,465**	**9,244**

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.		Slovakia	
	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003
Net interest income	178.7	161.2	43.9	31.3	39.9	39.2	15.9	14.0
Losses on loans and advances	−28.2	−35.0	−3.6	−3.1	−4.3	−4.4	−1.7	−1.7
Net fee and commission income	112.7	98.0	27.1	17.4	30.4	25.9	5.5	4.7
Net trading result	9.7	17.7	12.6	5.3	1.7	0.5	2.1	1.1
General administrative expenses	−165.7	−186.6	−41.2	−30.8	−35.7	−37.0	−12.8	−11.0
Balance of other operating income and expenses	9.6	−0.4	−0.1	0.3	−2.1	−0.9	0	0
Operating profit	**116.8**	**55.0**	**38.7**	**20.4**	**29.9**	**23.3**	**9.1**	**7.2**
Net income from investments	−2.4	14.7	0	0.1	−0.1	0	0.2	1.9
Amortisation of goodwill	−1.7	−1.7	0	0	0	0	0	0
Balance of other income and expenses	−0.5	−0.5	0	0	0	0	0	0
Profit from ordinary activities/ Net income before taxes	**112.2**	**67.5**	**38.7**	**20.5**	**29.8**	**23.3**	**9.3**	**9.1**
Average risk-weighted assets	5,451	4,980	2,309	1,590	2,817	2,380	801	657
Average shareholders' equity	1,156	1,143	332	261	387	358	162	144
Cost/income ratio (in %)	**53.3**	**67.5**	**49,3**	**56.7**	**51.0**	**57.2**	**54.1**	**55.2**
Return on equity before taxes (in %)[2]	**19.5**	**11.9**	**23.5**	**15.8**	**15.5**	**13.1**	**11.5**	**12.8**
Exchange rate[3] (units of local currency per euro)	**4.7232**	**4.4775**	**255.3286**	**266.6100**	**32.4384**	**31.5720**	**40.4489**	**41.5500**

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep. (CZK m)		Slovakia (SKK m)	
	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003
Net interest income	844	722	11,207	8,343	1,295	1,239	642	584
Losses on loans and advances	−133	−157	−913	−826	−141	−139	−68	−70
Net fee and commission income	532	439	6,928	4,642	985	817	224	196
Net trading result	46	79	3,223	1,416	54	14	86	44
General administrative expenses	−783	−835	−10,514	−8,212	−1,157	−1,168	−516	−455
Balance of other operating income and expenses	45	−2	−38	78	−67	−28	0	0
Operating profit	**552**	**246**	**9,893**	**5,441**	**970**	**736**	**369**	**299**
Net income from investments	−11	66	0	29	−2	−1	6	79
Amortisation of goodwill	−8	−8	0	0	0	0	0	0
Balance of other income and expenses	−2	−2	0	0	0	0	0	0
Profit from ordinary activities/ Net income before taxes	**530**	**302**	**9,893**	**5,470**	**967**	**735**	**376**	**379**
Average risk-weighted assets	25,745	22,300	589,635	423,880	91,366	75,126	32,413	27,279
Average shareholders' equity	5,462	5,117	84,778	69,625	12,556	11,292	6,570	5,982

1) HVB Bosnia and Central profit banka combined (not consolidated in the previous year).
2) Based on actual average equity.
3) 2004: average exchange rate for the reporting period, 2003: exchange rate at the end of the reporting period.

Financial information relating to subsidiaries corresponds to the interim financial statements prepared in accordance with IFRS as used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Slovenia		Croatia		Romania		Bulgaria		Bosnia[1]		CEE banks	
H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003
11.5	12.0	34.1	34.9	12.4	6.8	17.2	10.7	4.6	–	358.1	310.3
–0.9	–1.0	–2.8	–3.3	–0.9	–1.0	–0.6	0.2	–0.6	–	–43.7	–49.3
4.9	4.5	11.8	10.3	5.7	3.5	6.5	5.1	3.1	–	207.7	169.4
–0.2	–0.3	3.0	4.1	1.1	1.8	2.8	6.0	0.3	–	33.1	36.1
–9.7	–9.9	–29.3	–27.0	–6.8	–6.7	–16.5	–14.8	–7.9	–	–325.5	–323.6
–0.3	–0.1	–2.6	–2.6	–0.5	–0.4	0.3	–0.2	0	–	4.3	–4.2
5.2	**5.3**	**14.2**	**16.4**	**10.9**	**4.0**	**9.8**	**7.0**	**–0.6**	**–**	**234.0**	**138.6**
0	0	0	2.1	–0.1	0.6	0.2	0.1	0	–	–2.1	19.6
0	0	0	0	0	0	0	0	0	–	–1.7	–1.7
0	0	0	0	0	0	0	0	0.2	–	–0.3	–0.5
5.2	**5.3**	**14.2**	**18.5**	**10.8**	**4.6**	**10.0**	**7.2**	**–0.4**	**–**	**229.9**	**156.0**
756	708	1,732	1,447	437	248	501	355	227	–	15,031	12,364
74	69	196	183	38	26	74	64	24	–	2,444	2,248
61.3	**61.1**	**63.3**	**57.8**	**36.5**	**57.5**	**61.4**	**68.3**	**99.7**	**–**	**54.0**	**63.3**
14.1	**15.6**	**14.6**	**20.4**	**57.6**	**35.4**	**27.2**	**22.5**	**–3.3**	**–**	**18.9**	**14.0**
238.2714	**233.9520**	**7.5084**	**7.5100**	**40,649**	**37,660**	**1.9510**	**1.9462**	**1.9558**	**–**	**–**	**–**

Slovenia (SIT m)		Croatia (HRK m)		Romania (ROL bn)		Bulgaria (BGN m)		Bosnia[1] (BAM m)	
H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003	H1/2004	H1/2003
2,734	2,814	256	262	503	258	33.6	20.9	8.9	–
–225	–225	–21	–25	–37	–39	–1.1	0.4	–1.2	–
1,164	1,055	89	77	232	132	12.7	9.9	6.1	–
–47	–79	22	31	45	68	5.5	11.6	0.5	–
–2,314	–2,308	–220	–202	–277	–254	–32.2	–28.7	–15.5	–
–74	–17	–19	–20	–22	–16	0.6	–0.4	0	–
1,238	**1,241**	**106**	**123**	**444**	**149**	**19.1**	**13.7**	**–1.2**	**–**
0	–2	0	16	–3	24	0.5	0.3	0	–
0	0	0	0	0	0	0	0	0	–
0	0	0	0	0	0	0	0	0.4	–
1,238	**1,239**	**106**	**139**	**441**	**173**	**19.6**	**14.0**	**–0.8**	**–**
180,151	165,644	13,005	10,864	17,774	9,346	978	691	443	–
17,629	16,046	1,469	1,374	1,541	986	145	125	47	–

Investor Relations

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 0800 05 05 05
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Harald Triplat (Head of IR) Tel: +43 (0)5 05 05-500 05	e-mail: Harald.Triplat@ba-ca.com
Gerhard Smoley (Deputy Head of IR) Tel: +43 (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com

Information on the BA-CA share			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	BACA	BCA
Number of shares outstanding	147,031,740	**Reuters RIC**	BACA.VI	BACA.WA
Free float	22.47 %	**Bloomberg Ticker Code**	BACA AV	BCA PW

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2*	A3*	P-1
Standard & Poor's	A–*	BBB+	A-2

*) Outlook: stable

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Financial calendar

4 November 2004 **Results for the first nine months of 2004**

Information provided by IR:

Annual Report
Online Annual Report
Interim reports
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Ad hoc reporting
IR website
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All information is available electronically at http://ir.ba-ca.com

Published by:

Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian bank code: 12000
Austrian Register of Companies: FN 150714p
VAT registration number: ATU 51507409

Editors:

Investor Relations and Corporate Affairs

Photographs:

Stephan Huger

Graphics:

Horvath, Leobendorf

Printed by:

Gutenberg Druck GmbH
A-2700 Wr. Neustadt

The Interim Report is available from:

Bank Austria Creditanstalt AG
Group Public Relations
P.O.Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
(telephone answering machine)
Fax within Austria: 05 05 05-56945
Fax from abroad: +43 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine:

Telephone within Austria: 05 05 05-25
Telephone from abroad: +43 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Editorial close of this Interim Report

2 August 2004

Bank Austria Creditanstalt

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Ad-hoc Release

05.08.2004

BA-CA results for the first six months of 2004

- BA-CA increases profit after taxes by 39.9%
- Net income after taxes and minority interests increases to EUR 150m in the 2nd quarter compared to EUR 133m in the previous quarter
- Net income before taxes up by 36.8% from EUR 301m to EUR 412m in the first half year of 2004
- CEE business segment: 41% contribution to net income before taxes; ROE before taxes 21%; cost/income ratio 58%

	1-6/04	1-6/03	in m	in %	Q2/04
Net interest income	1,181	1,059	123	11.6%	640
Losses on loans and advances	-216	-229	13	-5.8%	-107
Net interest income after losses on loans and advances	965	830	136	16.4%	534
Net fee and commission income	615	543	72	13.3%	319
Net trading result	86	187	-101	-54.1%	29
General administrative expenses	-1,215	-1,240	25	-2.0%	-612
Balance of other operating income and expenses	-12	-4	-8	>100.0%	-12
Operating profit	439	315	124	39.2%	257
Net income from investments	11	19	-9	-44.6%	-22
Amortisation of goodwill	-36	-32	-4	12.9%	-18
Balance of other income and expenses	-1	-1	0	-9.0%	-1
Net income before taxes	412	301	111	36.8%	216
Net income after taxes and minority interests	283	202	81	39.9%	150

	1-6/04	1-6/03
ROE after taxes (%)	9.4	8.8
Cost/Income ratio (%)	65.0	69.5
Risk/Earnings ratio (%)	18.3	21.6

in EUR bn	30.06.04	31.12.03
Total assets	139.0	137.1
Shareholders' equity	6.1	5.8
Tier 1 ratio (%)	7.6	7.8

Enquiries: Investor Relations +43(0)50505-58853 IR@ba-ca.com

Bank Austria Creditanstalt

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IR Release

05.08.2004

Results for the first six months of 2004: Bank Austria Creditanstalt increases profit after taxes by 40 per cent

- **Net income after taxes and minority interests increases from EUR 202 m to EUR 283 m in the first half of 2004**
- **Net income before taxes increases by 37 per cent to EUR 412 m**
- **Significant improvement of the operating profit: + 39 per cent compared with the previous year, operating profit before provisioning charge up 20 per cent to EUR 655 m**
- **CEE segment: 41 per cent contribution to group's net income before taxes; ROE before taxes 21 per cent; cost/income ratio 58 per cent**

- In the first half-year of 2004 BA-CA achieved an ROE after taxes of 9.4% (8.8% in the first half of 2003), the cash ROE reached 12.7 per cent (1H 2003: 12.6 per cent). EPS for the first six months increases despite a significantly higher number of shares from EUR 1.78 to EUR 1.93.
- Cost / income ratio improves to 65.0 per cent. (H1 2003: 69.5 per cent).
- Operating profit increased by more than 39 per cent to EUR 439 m compared with the previous year. This is an increase of EUR 76 m or 42 per cent in comparison with the previous quarter.
- CEE business generated a net income before taxes of EUR 169 m (previous year EUR 110 m, adjusted), up 54 per cent, thus making the biggest contribution to BA-CA's results.
- Risk weighted assets increased since year's end by EUR 3 bn (+4.6 per cent) to EUR 68.6 bn, the CEE business segment showing an increase of EUR 1.7 bn (+11.3 per cent)
- Net interest income excluding dividend income and income from equity interests shows a sustained positive trend: plus 5 per cent compared with Q1 2004 and plus 10 per cent compared with H1 2003
- Net charge for losses on loans and advances was further reduced. Risk/earnings-ratio improved to 18.3 per cent. Net charge for losses on loans and advances expressed as a percentage of risk weighted assets improved from 70 (full year 2003) to 65 basis points.
- Net fee and commission income was up 7 per cent compared with Q1 2004 and up 13% compared with H1 2003
- General administrative expenses declined by 2 per cent compared with H1 2003.
- Tier 1 capital ratio as of 30 June 2004 was 7.6 per cent (31 Dec. 2003: 7.8 per cent), total capital ratio was 12.8 per cent (2003: 13.1 per cent).

IR Release download (170 KB)

Interim Report at 30 June 2004 (294 KB)

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, August 5, 2004

Results for the first six months of 2004:

Bank Austria Creditanstalt increases profit after taxes by 40 per cent

- **Net income after taxes and minority interests increases from EUR 202 m to EUR 283 m in the first half of 2004**
- **Net income before taxes increases by 37 per cent to EUR 412 m**
- **Significant improvement of the operating profit: + 39 per cent compared with the previous year, operating profit before provisioning charge up 20 per cent to EUR 655 m**
- **CEE segment: 41 per cent contribution to group's net income before taxes; ROE before taxes 21 per cent; cost/income ratio 58 per cent**

- In the first half-year of 2004 BA-CA achieved an ROE after taxes of 9.4% (8.8% in the first half of 2003), the cash ROE reached 12.7 per cent (1H 2003: 12.6 per cent). EPS for the first six months increases despite a significantly higher number of shares from EUR 1.78 to EUR 1.93.
- Cost / income ratio improves to 65.0 per cent. (H1 2003: 69.5 per cent).
- Operating profit increased by more than 39 per cent to EUR 439 m compared with the previous year. This is an increase of EUR 76 m or 42 per cent in comparison with the previous quarter.
- CEE business generated a net income before taxes of EUR 169 m (previous year EUR 110 m, adjusted), up 54 per cent, thus making the biggest contribution to BA-CA's results.
- Risk weighted assets increased since year's end by EUR 3 bn (+4.6 per cent) to EUR 68.6 bn, the CEE business segment showing an increase of EUR 1.7 bn (+11.3 per cent)

- Net interest income excluding dividend income and income from equity interests shows a sustained positive trend: plus 5 per cent compared with Q1 2004 and plus 10 per cent compared with H1 2003
- Net charge for losses on loans and advances was further reduced. Risk/earnings-ratio improved to 18.3 per cent. Net charge for losses on loans and advances expressed as a percentage of risk weighted assets improved from 70 (full year 2003) to 65 basis points.
- Net fee and commission income was up 7 per cent compared with Q1 2004 and up 13% compared with H1 2003
- General administrative expenses declined by 2 per cent compared with H1 2003.
- Tier 1 capital ratio as of 30 June 2004 was 7.6 per cent (31 Dec. 2003: 7.8 per cent), total capital ratio was 12.8 per cent (2003: 13.1 per cent).

Bank Austria Creditanstalt (BA-CA) significantly improved its results for the first half of 2004 compared with the same period in the previous year. Net income after taxes and minority interests increased by 39.9 per cent to EUR 283 million (H1 2003: EUR 202 million). The return on equity thus rose from 8.8 per cent to 9.4 per cent, although the equity base increased by 30 per cent.

The most important contribution came from the CEE business segment: Net income before taxes generated by this segment rose by 53.8 per cent to EUR 169.1 million (compared to the segment reporting as published in the first half of 2003 that increase even amounts to 87 per cent). It accounts for 41 per cent of BA-CA's net income before taxes, thus making the largest contribution to Group profits. Business volume measured by total assets in the region also increased strongly, by 16 per cent to EUR 25.1 billion.

Details of BA-CA's financial statements for the first half of 2004

Items in the income statement

Bank Austria Creditanstalt's net interest income amounted to EUR 1,181 million, an increase of 11.6 per cent over the first half of the previous year (2003: EUR 1,059 million). Net interest income excluding dividend income and income from equity interests grew by 10.2 per cent to EUR 1,059 million (2003: EUR 961 million). Income from dividend payments and participations accounted for under the equity method increased from EUR 98 million to EUR 122 million. One-time effects amounting to approximately EUR 20 million resulting from net asset distributions, which were partly settled through offsetting write-downs to book value, are included in this item with a slightly positive balance being reflected in net income. The net

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

phone+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

charge for losses on loans and advances was further reduced, by 5.8 per cent, to EUR 216 million (2003: EUR 229 million). This reduction reflects Bank Austria Creditanstalt's tight risk management. Net interest income after the net charge for losses on loans and advances thus rose by 16.4 per cent to EUR 965 million (2003: EUR 830 million).

Net fee and commission income also showed a favourable trend, rising by 13.3 per cent to EUR 615 million (2003: EUR 543 million) which was mainly due to increases in the loans and securities business. The net trading result was EUR 86 million, down by 54.1 per cent from the exceptionally strong performance in the first half of the previous year (2003: EUR 187 million).

General administrative expenses continued to declined slightly, by 2.0 per cent, to EUR 1,215 million (2003: EUR 1,240 million). Bank Austria Creditanstalt's operating profit thus rose by 39.2 per cent to EUR 439 million (2003: EUR 315 million). Net income from investments was EUR 11 million (2003: EUR 19 million). This figure includes proceeds from the sale of shares in Wienerberger AG as well as the above mentioned write-downs. Amortisation of goodwill amounted to EUR 36 million (2003: EUR 32 million).

Bank Austria Creditanstalt's net income before taxes reached EUR 412 million, an increase of 36.8 per cent over the previous year's level (2003: EUR 301 million). Minority interests declined to EUR 31 million (2003: EUR 33 million). Net income after taxes and minority interests was EUR 283 million, up by 39.9 per cent on the previous year (2003: EUR 202 million). Adjusted for amortisation of goodwill, net income rose by 36.3 per cent to EUR 319 million (2003: EUR 234 million).

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe, Private Customers Austria, Corporate Customers Austria, International Markets and Corporate Center.

Note: All comparative figures for the first half of 2003 were adjusted to the new segment reporting.

Central and Eastern Europe

Besides Austria, the region of **Central and Eastern Europe** is BA-CA's core market. Bank Austria Creditanstalt operates the leading banking network in the region, with some 870 offices in 11 countries. In the first half of 2004, the network achieved high growth rates: net income before taxes generated by the banking subsidiaries of Bank Austria Creditanstalt grew strongly, to a total of EUR 230 million (2003: EUR 156 million). Bank BPH, BA-CA's Polish banking subsidiary, achieved a substantial increase of 66 per cent in its net income before taxes, which rose to EUR 112.2 million. Very strong growth in net income before taxes was also generated by the banking subsidiaries in Hungary (up by 89 per cent to EUR 38.7 million) and Romania (up by 136 per cent to EUR 10.8 million).

After amortisation of goodwill and after consolidation effects, net income before taxes in the CEE business segment amounted to EUR 169.1 million, after EUR 110 million in the previous year, an increase of 53.8 per cent. The ROE before taxes was 21 per cent (2003: 16.3 per cent), the cost/income ratio declined from 67.5 per cent to 58.3 per cent.

The **Private Customers Austria** segment achieved net income before taxes of EUR 90.4 million for the first half of 2004, an increase of 57.2 per cent over the previous year (2003: EUR 57.5 million). The return on equity was 20.6 per cent (2003: 14.2 per cent). The cost/income ratio declined to 78.5 per cent (2003: 82.1 per cent).

In the **Corporate Customers Austria** segment, net income before taxes amounted to EUR 100.7 million, up 12.1 per cent (2003: EUR 89.8 million). The return on equity was 8.8 per cent (2003: 7.9 per cent). The cost/income ratio was 54.2 per cent (2003: 56.6 per cent).

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

phone+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

The **International Markets** segment generated net income before taxes of EUR 49.2 million, an increase of 22.2 per cent over the previous year (2003: EUR 40.3 million). The return on equity reached 48.4 per cent (2003: 32.1 per cent). The cost/income ratio was 59.3 per cent (2003: 67.5 per cent).

Net income before taxes in the **Corporate Center** segment of Bank Austria Creditanstalt amounted to EUR 2.9 million (2003: EUR 3.9 million).

Balance sheet of Bank Austria Creditanstalt

As of 30 June 2004, Bank Austria Creditanstalt's total assets amounted to EUR 139.0 billion, an increase of 1.4 per cent over the year-end 2003 figure (31 December 2003: EUR 137.1 billion). The increase resulted mainly from customer business.

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 5.4 per cent to EUR 23.8 billion compared with the level at the end of the previous year (2003: EUR 25.1 billion). Trading assets declined by 13.8 per cent to EUR 13.9 billion. Loans and advances to customers increased by 3.8 per cent to EUR 78.9 billion (2003: EUR 76.0 billion). Investments rose by 11.0 per cent to EUR 17.7 billion (2003: EUR 15.9 billion).

On the liabilities side, amounts owed to banks declined slightly, by 1.0 per cent, to EUR 38.7 billion (2003: EUR 39.1 billion). Amounts owed to customers rose by 2.4 per cent to EUR 55.1 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates increased by 6.8 per cent to EUR 18.6 billion (2003: EUR 17.4 billion). Shareholders' equity rose by 5.5 per cent to EUR 6.1 billion (2003: 5.8 billion).

Bank Austria Creditanstalt Group
Results for the first half of 2004

€m	H1 2004	H1 2003	Change
Net interest income	1,181	1,059	11.6%
Losses on loans and advances	-216	-229	-5.8%
Net interest income aft. losses on loans and adv.	**965**	**830**	**16.4%**
Net fee and commission income	615	543	13.3%
Net trading result	86	187	-54.1%
General administrative expenses	-1,215	-1,240	-2.0%
Balance of other operating income and expenses	-12	-4	>100%
Operating profit	**439**	**315**	**39.2%**
Net income from investments	11	19	-44.6%
Amortisation of goodwill	-36	-32	12.9%
Balance of other income and expenses	-1	-1	-9.0%
Net income before taxes	**412**	**301**	**36.8%**
Taxes on income	-98	-66	48.0%
Net income	314	235	33.7%
Minority interests	-31	-33	-4.8%
Consolidated net income	**283**	**202**	**39.9%**

Balance sheet of the Bank Austria Creditanstalt Group as at 30/06/2004

Assets (€bn)	**30/06/04**	31/12/03	30/06/03
Cash and bal. with centr. banks	2.5	2.3	2.0
Trading assets	13.9	16.1	22.0
Loans and advances to banks	23.8	25.1	24.5
Loans and adv. to customers	78.9	76.0	75.1
Loan loss provisions	-3.4	-3.5	-3.6
Investments	17.7	15.9	17.5
Property and equipment	1.1	1.1	1.1
Intangible assets	1.3	1.3	1.2
Other assets	3.3	2.7	4.6
Total assets	**139.0**	**137.1**	**144.4**

Liabilities and shareholders' equity (€bn)	**30/06/04**	31/12/03	30/06/03
Amounts owed to banks	38.7	39.1	40.4
Amounts owed to customers	55.1	53.8	54.0
Liabilities evidenced by certificates	18.6	17.4	17.9
Trading liabilities	7.6	8.6	13.2
Provisions	3.6	3.4	3.5
Other liabilities	3.4	3.1	4.5
Subordinated capital	5.3	5.4	5.7
Minority interests	0.4	0.4	0.6
Shareholders´ equity	6.1	5.8	4.7
Total liabilities and shareholders' equity	**139.0**	**137.1**	**144.4**

Segment reporting for the first half of 2004

H1 2004 | H1 2003 (adjusted)

	Private Customers		Corporate Customers		International Markets		CEE		Corporate Center		BA-CA Group	
in €m	H1 2004	H1 2003	H1 2004	H1 2003	H1 2004	H1 2003	H1 2004	H1 2003	H1 2004	H1 2003	H1 2004	H1 2003
Net interest income	**380**	**372**	**379**	**350**	**61**	**45**	**342**	**278**	**19**	**14**	**1,181**	**1,059**
Losses on loans and advances	-47	-49	-124	-130	0	0	-45	-49	0	-1	-216	-229
Net fee and commission income	255	244	144	132	12	7	207	168	-3	-8	615	543
Net trading result	1	1	1	1	52	99	26	46	7	39	86	187
General administrative expenses	-499	-506	-285	-276	-70	-100	-336	-329	-26	-29	-1,215	-1,240
Balance of other oper. inc./exp.	0	-1	1	6	-6	-3	0	-5	-8	0	-12	-4
Operating profit	**89**	**61**	**117**	**82**	**48**	**48**	**195**	**109**	**-11**	**15**	**439**	**315**
Net income from investments	4	0	-14	11	4	-4	-2	20	20	-7	11	19
Amortisation of goodwill	-2	-4	-1	-2	-3	-4	-24	-18	-5	-4	-36	-32
Balance of other income/exp.	0	0	-1	-1	0	0	0	-1	0	0	-1	-1
Net income before taxes	**90**	**58**	**101**	**90**	**49**	**40**	**169**	**110**	**3**	**4**	**412**	**301**
Avg. risk-weighted assets (RWA)	12,524	11,609	32,548	32,496	2,905	3,583	16,199	13,501	4,563	6,164	68,739	67,352
Avg. equity	877	813	2,278	2,275	203	251	1,607	1,350	1,060	-76	6,026	4,611
Avg. equity / avg. risk-weighted assets	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	10.0%	10.0%				
ROE before taxes	20.6%	14.2%	8.8%	7.9%	48.4%	32.1%	21.0%	16.3%			13.7%	13.1%
Cost / income ratio	78.5%	82.1%	54.2%	56.6%	59.3%	67.5%	58.3%	67.5%			65.0%	69.5%
Risk / earnings ratio	12.5%	13.2%	32.6%	37.1%	0.0%	0.0%	13.0%	17.8%			18.3%	21.6%

Bank Austria Creditanstalt

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Press release

05.08.2004

Results for the first six months of 2004: Bank Austria Creditanstalt's profits rise significantly

- **Profit after taxes up by 40 per cent to EUR 283 million.**
- **CEE business segment generates 86 per cent increase in net income before taxes, thus making the largest contribution to BA-CA's overall results.**
- **Good performance of BA-CA shares: up by 72 per cent since IPO.**

Bank Austria Creditanstalt (BA-CA) significantly improved its results for the first half of 2004 compared with the same period in the previous year. Net income after taxes and minority interests increased by 39.9 per cent to EUR 283 million (first half of 2003:
EUR 202 million). The return on equity thus rose from 8.8 per cent to 9.4 per cent, although the equity base increased by 30 per cent.

Contributions to the improvement in profits came from all business segments of the bank.
Erich Hampel, CEO of Bank Austria Creditanstalt: "Our results for the first half of 2004 show that we are on track. Business development in Central and Eastern Europe is particularly satisfactory. In this region we are reaping the benefits of our strategy of expansion."

Net income before taxes generated by the CEE business segment rose by 87 per cent to EUR 169.1 million. The CEE business segment accounts for 41 per cent of BA-CA's net income before taxes, thus making the largest contribution to Group profits. Business volume measured by total assets in the region also increased strongly, by 16 per cent to EUR 25.1 billion. The BA-CA network in the region comprises some 870 offices in 11 countries. Moreover, through HVB Group, customers of Bank Austria Creditanstalt have access to markets in Russia, Ukraine, the Baltic states and all international financial centres.

Erich Hampel: "We aim to pursue strong growth in CEE by expanding existing units particularly in the coming years. We will open about 200 new branches by 2007. And we take a look at opportunities for further acquisitions. In this context, one thing is clear: an acquisition must make financial sense." With shareholders' equity in accordance with IAS of over EUR 6 billion, Bank Austria Creditanstalt has a strong capital base for further expansion in CEE.

Business in Austria also developed favourably. "Our customer-focused market initiative is proving effective. Our employees are making strong efforts in this respect," says Erich Hampel. "We are moving in the right direction in Austria. But we should not have any illusions. There is still a lot of work ahead of us: to ensure that the favourable development will continue in the future, we will have to further improve the cost structure."

The Bank Austria Creditanstalt share has given an excellent performance. Since 9 July 2003, the first day of trading in BA-CA shares on the Vienna Stock Exchange about a year ago, the BA-CA share price has risen by 72 per cent (offering price: EUR 29, closing price on 4 August: EUR 49,85). Thus the BA-CA share outperformed the ATX (plus 53 per cent) and the benchmark index for banks in the euro area (DJ EuroStoxx/Banks: 8 per cent) and has shown the strongest increase of all European bank shares in the DJ EuroStoxx over this period.

Details of BA-CA's financial statements for the first half of 2004

Items in the income statement

Bank Austria Creditanstalt's net interest income amounted to EUR 1,181 million, an increase of 11.6 per cent over the first half of the previous year (2003: EUR 1,059 million). Net interest income excluding dividend income and income from equity interests grew by
10.2 per cent to EUR 1,059 million (2003: EUR 961 million). The net charge for losses on loans and advances was further reduced, by 5.8 per cent, to EUR 216 million (2003:
EUR 229 million). This reduction reflects Bank Austria Creditanstalt's tight risk management. Net interest income after the net charge for losses on loans and advances thus rose by 16.4 per cent to EUR 965 million (2003: EUR 830 million).

Net fee and commission income also showed a favourable trend, rising by 13.3 per cent to
EUR 615 million (2003: EUR 543 million). The net trading result was EUR 86 million, down by 54.1 per cent from the exceptionally strong performance in the first half of the previous year (2003: EUR 187 million).

General administrative expenses continued to declined slightly, by 2.0 per cent, to
EUR 1,215 million (2003: EUR 1,240 million). Bank Austria Creditanstalt's operating profit thus rose by 39.2 per cent to EUR 439 million (2003: EUR 315 million). Net income from investments was EUR 11 million (2003: EUR 19 million). This figure includes proceeds from the sale of shares in Wienerberger AG. Amortisation of goodwill amounted to EUR 36 million (2003: EUR 32 million).

Bank Austria Creditanstalt's net income before taxes reached EUR 412 million, an increase of 36.8 per cent over the

Net income after taxes and minority interests was EUR 283 million, up by 39.9 per cent on the previous year (2003: EUR 202 million). Adjusted for amortisation of goodwill, net income rose by 36.3 per cent to EUR 319 million (2003: EUR 234 million).

This improvement in results had the following effects on key financial data:

- The return on equity before taxes (ROE) rose to 13.7 per cent (2003: 13.1 per cent) although shareholders' equity increased substantially from EUR 4.7 billion to EUR 6.1 billion.
- The return on equity after taxes rose to 9.4 per cent (2003: 8.8 per cent).
- The cash ROE – i.e., the return on equity adjusted for amortisation of goodwill – was 12.7 per cent (2003: 12.6 per cent).
- The cost/income ratio improved from 69.5 per cent to 65 per cent.
- Earnings per share rose from EUR 3.55 (based on 114 million shares) to EUR 3.85 (based on 147 million shares).
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved significantly, from 21.6 per cent to 18.3 per cent.
- The Tier 1 capital ratio is 7.6 per cent, after 6.7 per cent as at 30 June 2003.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe, Private Customers Austria, Corporate Customers Austria, International Markets and Corporate Center.

Central and Eastern Europe

Besides Austria, the region of **Central and Eastern Europe** is BA-CA's core market. Bank Austria Creditanstalt operates the leading banking network in the region, with some 870 offices in 11 countries. In the first half of 2004, the network achieved high growth rates: net income before taxes generated by the banking subsidiaries of Bank Austria Creditanstalt grew strongly, to a total of EUR 230 million (2003: EUR 156 million). Bank BPH, BA-CA's Polish banking subsidiary, achieved a substantial increase of 66 per cent in its net income before taxes, which rose to EUR 112.2 million. Very strong growth in net income before taxes was also generated by the banking subsidiaries in Hungary (up by 89 per cent to EUR 38.7 million) and Romania (up by 136 per cent to EUR 10.8 million). The growth strategy in CEE is also reflected in the development of business volume: total assets of Bank Austria Creditanstalt's banking subsidiaries rose by 16 per cent to EUR 25.1 billion (EUR 21.6 billion).

After amortisation of goodwill and after consolidation effects, net income before taxes in the CEE business segment amounted to EUR 169.1 million, after EUR 90.7 million in the previous year, an increase of 87 per cent. The ROE before taxes was 21 per cent (2003: 21.7 per cent), the cost/income ratio declined from 71.1 per cent to 58.3 per cent.

The **Private Customers Austria** segment achieved net income before taxes of EUR 90.4 million for the first half of 2004, an increase of 49.2 per cent over the previous year (2003: EUR 60.6 million). The return on equity was 20.6 per cent (2003: 16.8 per cent). The cost/income ratio declined to 78.5 per cent (2003: 81.7 per cent).

In the **Corporate Customers Austria** segment achieved net income before taxes of EUR 100.7 million for the first half of 2004, an increase of 2,3 per cent over the previous year (2003: EUR 98.4 million). The return on equity was 8.8 per cent (2003: 9.8 per cent). The cost/income ratio was 54.2 per cent (2003: 55.6 per cent).

The **International Markets** segment generated net income before taxes of EUR 49.2 million, an increase of 19.4 per cent over the previous year (2003: EUR 41.2 million). The return on equity reached 48.4 per cent (2003: 37.1 per cent). The cost/income ratio was 59.3 per cent (2003: 67.1 per cent).

Net income before taxes in the **Corporate Center** segment of Bank Austria Creditanstalt amounted to EUR 2.9 million (2003: EUR 11 million).

Inclusion of results in the business segments of HVB Group

Bank Austria Creditanstalt's net income before taxes is included in HVB Group's business segment results in the following way: amortisation of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 412 million. The remaining amount of EUR 324 million is apportioned to HVB Group's business segments: EUR 290 million to the Austria and CEE segment, EUR 39 million to Corporates & Markets, and minus EUR 6 million to Other Items.

Balance sheet of Bank Austria Creditanstalt

As at 30 June 2004, Bank Austria Creditanstalt's total assets amounted to EUR 139 billion, an increase of 1.4 per cent over the year-end 2003 figure (31 December 2003: EUR 137.1 billion). The increase resulted mainly from customer business:

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 5.4 per

assets declined by 13.8 per cent to
EUR 13.9 billion. Loans and advances to customers increased by 3.8 per cent to
EUR 78.9 billion (2003: EUR 76.0 billion). Investments rose by 11.0 per cent to EUR 17.7 billion (2003: EUR 15.9 billion).

On the liabilities side, amounts owed to banks declined slightly, by 1.0 per cent, to
EUR 38.7 billion (2003: EUR 39.1 billion). Amounts owed to customers rose by 2.4 per cent to EUR 55.1 billion (2003: EUR 53.8 billion). Liabilities evidenced by certificates increased by 6.8 per cent to EUR 18.6 billion (2003: EUR 17.4 billion). Shareholders' equity rose by 5.5 per cent to EUR 6.1 billion (2003: 5.8 billion).

Enquiries:

Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

....

Income statement for the first six months of 2004

	1 Jan. – 30 June 2004 in EUR m	1 Jan. – 30 June 2003 in EUR m	Change in EUR m	Change in %
Net interest income	1,181	1,059	123	11.6
Losses on loans and advances	-216	-229	13	-5.8
Net interest income after losses on loans and advances	965	830	136	16.4
Net fee and commission income	615	543	72	13.3
Net trading result	86	187	-101	-54.1
General administrative expenses	-1,215	-1,240	25	-2.0
Balance of other operating income and expenses	-12	-4	-8	>100
Operating profit	439	315	124	39.2
Net income from investments	11	19	-9	-44.6
Amortisation of goodwill	-36	-32	-4	12.9
Balance of other income and expenses	-1	-1	0	-9.0
Net income before taxes	412	301	111	36.8
Taxes on income	-98	-66	-32	48.0
Minority interests	-31	-33	2	-4.8
Net income after taxes and minority interests	283	202	81	39.9

Income statement by quarter

	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003

	in EUR m	in EUR m	in EUR m	in EUR m	in EUR m
Net interest income	640	541	566	551	539
Losses on loans and advances	-107	-109	-111	-127	-101
Net interest income after losses on loans and avances	534	432	455	424	438
Net fee and commission income	319	297	296	296	273
Net trading result	29	57	3	31	78
General administrative expenses	-612	-604	-641	-598	-622
Balance of other operating income and expenses	-12	0	8	14	-1
Operating profit	257	181	121	166	166
Net income from investments	-22	33	95	6	0
Amortisation of goodwill	-18	-18	-19	-16	-16
Balance of other income and expenses	-1	0	-6	-1	-1
Net income before taxes	216	196	191	156	148
Taxes on income	-51	-47	-53	-36	-33
Minority interests	-15	-16	-8	-10	-14
Net income after taxes and minority interests	150	133	130	110	101

Business segments H1 2004 / H1 2003

Chart

Balance sheet at 30 June 2004

Assets	30 June 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	2,467	2,286	181	7.9
Trading assets	13,907	16,140	-2,233	-13.8
Loans and advances to, and placements with, banks	23,777	25,130	-1,352	-5.4
Loans and advances to customers	78,875	75,997	2,878	3.8
- Loan loss provisions	-3,435	-3,490	55	-1.6
Investments	17,663	15,910	1,753	11.0
Property and equipment	1,110	1,120	-10	-0.9

Intangible assets	1,254	1,288	-34	-2.6
Other assets	3,343	2,674	669	25.0
Total assets	138,960	137,053	1,907	1.4

Liabilities and shareholders' equity	30 June 2004 in EUR m	31 Dec. 2003 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	38,738	39,133	-395	-1.0
Amounts owed to customers	55,129	53,824	1,306	2.4
Liabilities evidenced by certificates	18,585	17,399	1,186	6.8
Trading liabilities	7,609	8,560	-951	-11.1
Provisions	3,610	3,422	188	5.5
Other liabilities	3,440	3,118	322	10.3
Subordinated capital	5,321	5,419	-98	-1.8
Minority interests	394	362	32	8.9
Shareholders' equity	6,133	5,815	318	5.5
Total liabilities and shareholders' equity	138,960	137,053	1,907	1.4

Bank Austria Creditanstalt

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IR-Release

16.06.2004

BA-CA will strongly expand its banking network in CEE

- **BA-CA strengthens its retail banking business**
- **Some 200 new branches to be opened by 2007**
- **ROE target of 25 per cent by 2006**
- **BA-CA aims at becoming the undisputed number 1 in CEE**

Bank Austria Creditanstalt (BA-CA) will expand its branch network in Central and Eastern Europe (CEE) from currently 850 offices to about 1,050 by 2007. The number of clients will increase, without taking acquisitions into account, from 4.0 to to 4.5 million by 2005. Return on equity before taxes within the CEE business segment is to be raised from currently 17.3 to 25 per cent. At the same time, BA-CA intends to strongly enhance mobile sales and sales cooperations with other companies. "We have set ourselves a clear target: We want to become the undisputed number 1 in CEE," says Erich Hampel, Chairman of the Managing Board of Bank Austria Creditanstalt.

BA-CA currently operates 850 branches in 11 CEE countries. The bank intends to open 80 new branches in Poland by 2007. Plans call for the banking network in Hungary to be more than doubled from 38 to over 100 offices. In South East Europe, BA-CA will create 30 new branches in addition to 32 offices acquired from the Croatian Finance Agency FINA last year. BA-CA is currently in the process of integrating those branches into its existing network in Croatia. The integration process is to be completed in the course of the summer. At the same time, BA-CA will expand its mobile sales activities in all CEE countries. BA-CA is already using this sales method very successfully in the Czech Republic.

Parallel to organic growth, BA-CA intends to expand its banking network through acquisitions.

Changes in the CEE Managing Board of BA-CA:
Subject to approval by the local authorities Anton Knett, currently Head of Division South-East Europe at BA-CA, will join the Managing Board of BA-CA's Polish subsidiary Bank BPH. In the role of Vice President, he will assume the function of Chief Operating Officer (Operations and IT) and will support the implementation of the new strategy of the bank thanks to his long-standing experience in CEE.
Alexander Picker, currently Chief Operating Officer at Bank BPH, will take over the position of Chairman of the Managing Board of HVB Bank Yugoslavia, succeeding Christoph Greussing in his function. Mr Greussing will become member of the Managing Board of BA-CA's leasing subsidiary CAC Leasing in Prague.

The divisions "Central Eastern Europe (CEE)" and "South Eastern Europe (SEE)" within BA-CA Vienna will be merged as of 1 September 2004. Martin Gruell, 44, currently Senior General Manager CEE, will become the head of the new division.

Bank Austria Creditanstalt

Drucken

Press Release

16.06.2004

BA-CA will strongly expand its banking network in CEE

- **BA-CA strengthens its retail banking business**
- **Some 200 new branches to be opened by 2007**
- **ROE target of 25 per cent by 2006**
- **BA-CA aims at becoming the undisputed number 1 in CEE**

Bank Austria Creditanstalt (BA-CA) will expand its branch network in Central and Eastern Europe (CEE) from currently 850 offices to about 1,050 by 2007. The number of clients will increase, without taking acquisitions into account, from 4.0 to to 4.5 million by 2005. Return on equity before taxes within the CEE business segment is to be raised from currently 17.3 to 25 per cent. At the same time, BA-CA intends to strongly enhance mobile sales and sales cooperations with other companies. "We have set ourselves a clear target: We want to become the undisputed number 1 in CEE," says Erich Hampel, Chairman of the Managing Board of Bank Austria Creditanstalt.

BA-CA currently operates 850 branches in 11 CEE countries. The bank intends to open 80 new branches in Poland by 2007. Plans call for the banking network in Hungary to be more than doubled from 38 to over 100 offices. In South East Europe, BA-CA will create 30 new branches in addition to 32 offices acquired from the Croatian Finance Agency FINA last year. BA-CA is currently in the process of integrating those branches into its existing network in Croatia. The integration process is to be completed in the course of the summer. At the same time, BA-CA will expand its mobile sales activities in all CEE countries. BA-CA is already using this sales method very successfully in the Czech Republic.

Universal banking strategy

BA-CA's business model in CEE is based on the strategy of extensive universal banking. "We do not restrict our activities to a few countries or a few selected business segments. We offer all the services of a universal bank in all the countries where we maintain a presence," says Hampel. BA-CA has been especially active in the retail banking business for the last two years. "By acquiring Bank Biochim in Bulgaria, Splitska banka in Croatia, Central Profit Banka in Bosnia-Herzegovina, and by taking over the remaining shares in Bank BPH in Poland, we have created *perfect conditions for further growth in retail business," Hampel continues.*

Parallel to organic growth, BA-CA intends to expand its banking network through acquisitions. "Possibilities to acquire additional banks will result both from the ongoing privatisation process in selected CEE countries and the further consolidation of the CEE banking market," Hampel explains. "In any case, BA-CA will play an active role." Thanks to its tier 1 ratio of 7.8 per cent and IAS equity capital in excess of 6 billion euros, BA-CA is well capitalized for further expansion.

BA-CA started its successful CEE operations 30 years ago with the founding of a representative office of the former Creditanstalt in Budapest. After the collapse of the Iron Curtain, BA-CA continued to expand into the other CEE countries. Today, the bank is active in 11 countries. In cooperation with HVB Group, which has subsidiaries in Russia, Ukraine and the Baltic States, it is represented in a total of 16 markets.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05 ext. 56102, E-Mail: ildiko.fueredi@ba-ca.com

Bank Austria Creditanstalt

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Press release

16.06.2004

Changes in the CEE Managing Board of BA-CA

Subject to approval by the local authorities, the following changes in the CEE Managing Board of Bank Austria Creditanstalt (CEE) will become effective as of 1 September 2004: Anton Knett, currently Head of Division South-East Europe at BA-CA, will join the Managing Board of BA-CA's Polish subsidiary Bank BPH. In the role of Vice President, he will assume the function of Chief Operating Officer (Operations and IT) and will support the implementation of the new strategy of the bank. Mr Knett, 49, has been working with BA-CA for 30 years, 15 of which in CEE business. From 1990 to 1994, Mr Knett was responsible for establishing BA-CA's operations in the Czech Republic. From 1996 to 1999 he performed the function of Chairman of the Board of BA-CA's subsidiary in Croatia. From 2000 onwards, Mr Knett has held various leading management positions within BA-CA in Vienna.

Alexander Picker, currently Chief Operating Officer at Bank BPH, will take over the position of Chairman of the Managing Board of HVB Bank Yugoslavia, succeeding Christoph Greussing in his function. Mr Greussing will become member of the Managing Board of BA-CA's leasing subsidiary CAC Leasing in Prague. Mr Picker, 41, joined the Managing Board of Bank BPH in 1999 after having worked with International Moscow Bank (IMB). Mr Picker has been with BA-CA since 1994.

The divisions "Central Eastern Europe (CEE)" and "South Eastern Europe (SEE)" within BA-CA Vienna will be merged as of 1 September 2004. Martin Gruell, 44, currently Senior General Manager CEE, will become the head of the new division. Mr Gruell has been responsible for Poland, Hungary, Slovakia and the Czech Republic since 2001. Before joining BA-CA in 1998, Mr Gruell held various management positions at Raiffeisen Zentralbank Austria (RZB).

Upon request: CV's and photos

Enquiries: Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102; E-Mail: ildiko.fueredi@ba-ca.com